ANNUAL FINANCIAL REPORT
DECEMBER 31, 2012

ALEXCO RESOURCE CORP.
Producing Silver while Achieving Environmental Excellence

Alexco Resource Corp.
Management’s Discussion and Analysis
For the Year Ended December 31, 2012

General

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated March 27, 2013 and provides an analysis of Alexco’s financial results for the fiscal year ended December 31, 2012 compared to the six month transitional year ended December 31, 2011 and the year ended June 30, 2011.

The following information should be read in conjunction with the Corporation’s December 31, 2012 consolidated financial statements with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com and on the SEDAR website at www.sedar.com.

Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Selected Financial Information

Selected financial information from the Corporation’s three most recently completed financial years is summarized as follows:

		For the six month
(expressed in thousands of dollars,	For the year ended	transitional year ended	For the year ended
except per share amounts)	December 31, 2012	December 31, 2011	June 30, 2011

Revenue from mining operations	76,725	38,639	38,269
Gross profit from mining operations	15,034	9,869	14,917

Revenue from environmental services	7,983	3,876	6,833
Gross profit (loss) from environmental services	2,886	279	(64)

Revenue from all operations	84,708	42,515	45,102
Gross profit from all operations	17,920	10,148	14,853

Net income (loss) for the year	3,420	1,723	3,097
Earnings (loss) per share –
Basic	$0.06	$0.03	$0.05
Diluted	$0.06	$0.03	$0.05
Total assets	212,300	210,668	210,593
Total long-term liabilities	49,355	57,997	61,408
Dividends declared	Nil	Nil	Nil

Summary of Resources

The following table sets forth the estimated resources for the Corporation’s mineral properties:

Category[1,2]	Property	Tonnes	Ag	Au	Pb	Zn	Contained
			(g/t)	(g/t)	(%)	(%)	Ag (oz)

Indicated	Bellekeno[3]	224,100	913	0.5	7.3%	7.1%	6,577,000
	Lucky Queen[4]	124,000	1,227	0.2	2.6%	1.7%	4,891,000
	Onek[5]	585,000	194	0.7	1.2%	13.7%	3,648,000
	Flame & Moth[6]	1,378,000	516	0.4	1.7%	5.7%	22,859,000
	Bermingham[7]	257,000	460	0.1	2.0%	2.1%	3,800,000
	Total Indicated – Sub-Surface Deposits	2,568,100	506	0.4	2.2%	7.1%	41,775,000
	Elsa Tailings[8]	2,490,000	119	0.1	1.0%	0.7%	9,526,000
	Total Indicated – All Deposits	5,058,100	316	0.3	1.6%	3.9%	51,301,000

Inferred	Bellekeno[3]	111,100	320	0.3	3.1%	17.9%	1,143,000
	Lucky Queen[4]	150,000	571	0.2	1.4%	0.9%	2,753,000
	Onek[5]	236,000	203	0.4	1.1%	11.5%	1,540,000
	Flame & Moth[6]	107,000	313	0.3	0.9%	4.2%	1,081,000
	Bermingham[7]	102,000	372	0.1	1.1%	1.8%	1,220,000
	Total Inferred	706,100	341	0.3	1.4%	7.8%	7,737,000

Historical Resources	Silver King[9]
	- Proven, probable and indicated	98,998	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,581	1,456	n/a	0.1%	n/a	1,057,000

Notes:

1.

All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.

2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

The resource estimates for Bellekeno are based on the geologic resource estimate made effective November 9, 2009, supported by the technical report dated December 2, 2009 entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report”. The Bellekeno indicated resources are as at December 31, 2012, and reflect the geologic resource less estimated subsequent depletion from mine production.

4.

The resource estimates for Lucky Queen have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Lucky Queen Deposit, Lucky Queen Property, Keno Hill District, Yukon”.

5.

The resource estimates for Onek have an effective date of July 27, 2011, and are supported by disclosure in the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek” and by a technical report filed on SEDAR dated September 8, 2011 entitled “Technical Report on the Onek Deposit, Onek Property, Keno Hill District, Yukon”.

6.

The resource estimates for Flame & Moth have an effective date of January 30, 2013, and are supported by disclosure in the news release dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open” and by a technical report filed on SEDAR dated March 15, 2013 entitled “Updated Technical Report on Flame & Moth Deposit, Flame & Moth Property, Keno Hill District, Yukon”.

7.

The resource estimates for Bermingham have an effective date of June 27, 2012, and are supported by disclosure in the news release dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham” and by a technical report filed on SEDAR and signature dated August 8, 2012 entitled “Technical Report on the Bermingham Deposit, Bermingham Property, Keno Hill District, Yukon”.

8.

The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled “Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada”.

9.

Historical resources for Silver King were estimated by United Keno Hill Mines Limited, as documented in an internal report entitled “Mineral Resources and Mineable Ore Reserves” dated March 9, 1997. The historical resources were estimated based on a combination of surface and underground drill holes and chip samples taken on the vein and calculated using the polygonal (block) method and the 1997 CIM definitions for resource categories. These estimated historical resources include a total of 55,674 tonnes classified as proven and probable reserves and 43,324 tonnes classified as indicated resources, plus an additional 22,581 tonnes classified as inferred resources. Though believed by Alexco management to be relevant and reliable, this estimate of historical resources has not been verified by Alexco, pre-dates NI 43-101 and is not compliant with NI 43-101 resource categories. Verification of the estimate would require new drill holes into a statistically significant number of the historical resource blocks and/or a combination of on-vein sampling. A qualified person has not done sufficient work to classify this estimate of historical resources as current, nor is Alexco treating this historical estimate as a current mineral resource.

Overall Performance

Overall, Alexco reported income before taxes of $7,979,000 and net income of $3,420,000 for the year ended December 31, 2012, for basic and diluted earnings of $0.06 per share, on total revenues of $84,708,000. This compares to a profit before taxes of $4,496,000 and a net income of $1,723,000 for the six month transitional fiscal year ended December 31, 2011. During the year ended December 31, 2012, the Corporation completed the sale of the remainder of its interest in the Brewery Creek property to Americas Bullion Royalty Corp., formerly Golden Predator Corp. ("Americas Bullion Royalty"). In consideration, the Corporation received $3,205,000 in cash, 7,500,000 common shares of Americas Bullion Royalty, purchase warrants to acquire a further 3,750,000 common shares and a net smelter returns royalty, resulting in a pre-tax gain of $6,346,000 which is included in income before taxes for the year.

Revenues from mining operations at Bellekeno for the year ended December 31, 2012 totaled $76,725,000, yielding a gross profit of $15,034,000. Metal prices for revenue recognized during the year, weighted by dollar of revenue recognized, averaged US$31.54 per ounce for silver, US$0.95 per pound for lead and US$0.89 pound for zinc. Average mill throughput was 260 tonnes per day ("tpd") during the year ended December 31, 2012 compared to 222 for the full calendar year 2011.

Total metal production during 2012 was 2.2 million ounces of silver, 18.2 million pounds of lead and 5.7 million pounds of zinc.

The Corporation's environmental services business, the Alexco Environmental Group ("AEG"), recognized revenues of $7,983,000 for the year ended December 31, 2012 for a gross profit of $2,886,000 compared to revenues of $3,876,000 and a gross profit of $279,000 during the six month transitional fiscal year ended December 31, 2011. Included in the 2012 gross profit is a net loss of $333,000 resulting from re-assessments during the year of the estimated environmental services contract loss provision.

Alexco's 2012 surface and underground exploration program in the Keno Hill District was substantially completed in late November. A total of approximately 29,500 meters of drilling was carried out at a number of targets across the District, with surface exploration expenditures for the full program totaling approximately $12 million. The program included approximately 4,500 meters of drilling underground at the Bellekeno mine and approximately 25,000 meters of surface exploration and definition drilling focused primarily at Flame & Moth and Bermingham as well as targets on the Elsa-Husky trend, and at the McQuesten gold prospect in the western end of the District. At Bellekeno, testing was carried out on mine extension targets that are down dip, along strike and down plunge of the high grade Southwest Zone.

Initial resource estimates for both Flame & Moth and Bermingham were announced in the news release dated June 28, 2012 entitled "Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham", incorporating drill results through the 2011 exploration program. An updated resource estimate for the Flame & Moth property was subsequently announced in the news release dated January 31, 2013 entitled "Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open". This update incorporated all prior drilling results at Flame & Moth as well as results from the 2012 exploration program.

The quartz mining license authorizing underground mining activity as well as surface disposal of waste rock at both Onek and Lucky Queen was issued in January 2013. With respect to the water license amendment authorizing milling of material from the Onek and Lucky Queen mines, a routine Water Board hearing was completed in February 2013, and issuance of the license amendment is anticipated early in the second quarter of 2013.

The Corporation's cash and cash equivalents at December 31, 2012 totaled $23,088,000 compared to $41,741,000 at December 31, 2011, while net working capital totaled $25,727,000 compared to $47,997,000 for the same dates respectively. The decrease in net working capital primarily reflects net cash inflows from operations and from the sale of Brewery Creek, offset by expenditures on Keno Hill District exploration activity during the year, rehabilitation and access development activity at the historical Lucky Queen and Onek mines, Bellekeno mine development, and the transfer of funds in the first quarter into long term restricted cash and deposits as security provided to support certain cost performance commitments under an AEG remediation services contract.

Results of Operations

Keno Hill Silver District

All of the Corporation's mining, development and exploration activities have been conducted on its Keno Hill Silver District properties. The Keno Hill Silver District is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun ("FNNND"). The Corporation is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of the Corporation's activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.

The Corporation's various Keno Hill mineral properties comprise mineral rights spanning approximately 24,300 hectares, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The Keno Hill District's historical mines produced variously from approximately 1918 through 1988, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Historical mine operations closed down in 1989 when the former owner, United Keno Hill Mines Limited, put the District on care and maintenance in the face of rising costs and environmental regulatory pressures. The majority of the Corporation's mineral rights within the Keno Hill District were acquired in 2006 by way of a purchase of assets from the interim receiver of United Keno Hill Mines Limited and its subsidiary, UKH Minerals Limited (collectively, "UKHM"). The Corporation's mineral interest holdings in the Keno Hill Silver District comprise a number of properties, including but not limited to Bellekeno, Lucky Queen, Onek, Silver King, Bermingham, Flame & Moth and Elsa Tailings.

Bellekeno Mine Property

As announced in the news release dated January 6, 2011 entitled “Alexco Achieves Commercial Production at Bellekeno”, the Corporation declared commercial production to have been achieved as of January 1, 2011 at its Bellekeno underground mine and ore processing complex. Mining is being accomplished by a mining contractor, predominantly using mechanized and conventional cut-and-fill and more latterly long-hole mining methods of ore extraction.

The following is a comparative summary of operating statistics for Bellekeno for the indicated fourth quarter and calendar year periods:

	Three Months Ended		Year Ended
	2012	2011	2012	2011

Ore tonnes mined	22,385	20,832	86,354	71,992
Ore tonnes processed	26,777	22,554	94,810	81,064
Mill throughput (tonnes per day)	291	245	260	222
Grade of ore processed:
Silver (grams per tonne)	760	889	760	834
Lead	9.6%	11.1%	9.6%	10.2%
Zinc	4.4%	6.7%	4.8%	6.0%

Recoveries:
Silver	91%	90%	93%	92%
Lead in lead concentrate	90%	86%	90%	90%
Zinc in zinc concentrate	61%	67%	56%	65%

Concentrate production
Lead concentrate:
Tonnes produced	3,518	3,223	13,000	11,042
Concentrate grade:
Silver (grams per tonne)	5,104	5,123	4,965	5,280
Lead	66%	67%	63%	67%
Zinc concentrate:
Tonnes produced	1,552	2,305	5,685	6,901
Concentrate grade:
Silver (grams per tonne)	370	683	413	583
Zinc	47%	44%	45%	46%

Production – contained metal
Silver (ounces)	595,823	608,093	2,150,959	2,020,644
Lead (pounds)	5,120,451	4,878,780	18,183,755	16,454,334
Zinc (pounds)	1,592,672	2,473,561	5,676,284	7,220,514

Sales volumes by payable metal
Silver (ounces)	522,894	454,446	2,033,821	1,769,849
Lead (pounds)	4,379,174	3,816,127	17,207,146	14,991,596
Zinc (pounds)	1,082,591	1,788,784	4,771,416	5,697,639

Recognized metal prices[1]
Silver (per ounce)	US$30.71	US$29.27	US$31.54	US$34.56
Lead (per pound)	US$1.01	US$0.93	US$0.95	US$1.08
Zinc (per pound)	US$0.91	US$0.88	US$0.89	US$0.97

Cash costs of production[2]
Per ounce of payable silver produced	$11.13	$13.66	$11.89	$10.17

Notes:
1.	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.
2.	See “Non-IFRS Measures – Cash Costs Production Per Ounce of Payable Silver” on page 15.

Mill throughput during 2012 averaged 260 tpd compared to 222 tpd in calendar year 2011, with the increase arising primarily in the second half of 2012. Throughput in the first half of 2012 averaged 236 tpd, hampered by a variety of mechanical inefficiencies as well as inexperience and high turnover with mill operating personnel. Significant progress in addressing these issues was made in the third quarter such that mill throughput in the second half of 2012 averaged 284 tpd, with throughput as of the fourth quarter effectively constrained by the need to match Bellekeno mine production rates. Bellekeno mine production silver grades averaged 760 grams per tonne through 2012, approximately 9% lower than in 2011, reflecting mine plan sequencing into lower-grade areas of the mine but also slightly higher dilution resulting from the transition in the second half of 2012 to significant levels of ore extraction by long-hole mining.

Revenue recognized from sale of concentrate for the year ended December 31, 2012 totaled $76,725,000. Revenue from sale of concentrate is recognized based on the estimated prices for contained payable metal on which final settlement will be determined, net of smelter treatment and refining charges, with changes in such estimated prices through to final settlement recorded as an adjustment to revenue during the period of change. The average metal prices for revenue recognized over the year ended December 31, 2012, weighted by dollar of revenue recognized, were US$31.54 per ounce for silver, US$0.95 per pound for lead and US$0.89 per pound for zinc.

Gross profit from Bellekeno for the year ended December 31, 2012 was $15,034,000, after a cost of sales of $61,691,000. Cash costs of production during the year then ended were $11.89 per ounce of payable silver, compared to $10.17 during calendar year 2011 (see "Non-IFRS Measure - Cash Costs of Production Per Ounce of Payable Silver" on page 15). The increase in per-ounce costs of production is due primarily to reduced by-product credits due to lower prices for lead and zinc, and somewhat increased costs for concentrate transport, treatment and refining, all partially offset by lower per-ounce, and per-tonne, mining costs resulting from the transition to long-hole mining.

Onek and Lucky Queen Properties

Based on the results of exploration programs carried out by Alexco since 2006, initial mineral resource estimates for each of the Onek and Lucky Queen properties were completed and announced in July 2011 (see the news release dated July 27, 2011 entitled "Alexco Announces Initial Resource Estimates for Lucky Queen and Onek"). The resources estimated for Onek comprise 585,000 tonnes indicated grading 194 grams per tonne silver, 1.23% lead and 13.74% zinc plus another 236,000 tonnes inferred grading 203 grams per tonne silver, 1.05% lead and 11.52% zinc. The resources estimated for Lucky Queen comprise 124,000 tonnes indicated grading 1,227 grams per tonne silver, 2.57% lead and 1.72% zinc plus another 150,000 tonnes inferred grading 571 grams per tonne silver, 1.37% lead and 0.92% zinc.

The Onek property includes the historical Onek underground and open pit mine from which reported past production totaled 95,290 tons averaging 13.6 ounces per ton silver, 5.5% lead and 3.4% zinc. The Onek resource is characterized by silver-galena rich zones within a wide and continuous zinc-rich vein system with higher silver-to-zinc ratios prevalent in the upper and southwest portion of the deposit. The historical Lucky Queen underground mine, located on Keno Hill approximately four kilometers north of Keno City, operated from 1927 to 1932 and produced approximately 11 million ounces of silver at an average grade of 89.2 ounces of silver per ton. The Lucky Queen estimated resource comprises newly-defined mineralization that is located down plunge of the historical Lucky Queen mine, and the newly-defined mineralization remains open further down plunge to the southwest. As a result of the definition of these new resources, metallurgical testing and preliminary mine planning and engineering studies were initiated at both properties in 2011. Rehabilitation of the historical Lucky Queen workings commenced in early 2012, and development to access the historical Onek workings began in earnest in the second quarter of 2012. The quartz mining license authorizing mining at both Onek and Lucky Queen was issued in January 2013. With respect to the water license amendment authorizing milling of material from both mines, a routine Water Board hearing was completed in February 2013, and issuance of the license amendment is anticipated early in the second quarter of 2013.

Other Keno Hill District Properties

The 2012 surface exploration program commenced in late March with two drill rigs mobilized initially, increasing to four by the end of April. The primary focus of the program was at the Flame & Moth and Bermingham properties, as well as targets on the Elsa-Husky trend, and at the McQuesten gold prospect in the western end of the District. The significant results from this program have been announced in news releases dated October 9, 2012 entitled "Alexco Expands Flame & Moth Deposit: Reports Grades Up to 71 Ounces per Ton Silver Over 2.9 Meters, Mineralized Intervals to 7.4 Meters Grading 25.7 Ounces per Ton Silver, and Accompanying Gold, Lead and Zinc"; January 14, 2013 entitled "Alexco Further Expands Flame & Moth Deposit, Robust Silver Grades and Thicknesses Continue; New Discovery Adds Additional Potential"; and March 4, 2013 entitled "Alexco Intersects 4.0 Meters of 1,640 Grams Per Tonne Silver, Discovers Gold to 14.8 Grams Per Tonne over 1.0 Meter at Bermingham".

During the year ended December 31, 2012, Alexco announced an initial resource estimate for each of the Flame & Moth and Bermingham properties in the Keno Hill Silver District incorporating drill results through the 2011 exploration program (see news releases dated June 28, 2012 entitled "Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham" and August 8, 2012 entitled "Alexco Files Flame & Moth and Bermingham Technical Reports"). In January 2013, Alexco announced an updated resource estimate for the Flame & Moth property incorporating further drill results from the 2012 exploration program (see news releases dated January 31, 2013 entitled "Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open" and March 15, 2013 entitled "Alexco Files Flame & Moth Technical Report"). The current resources estimated for Flame & Moth comprise 1,378,000 tonnes indicated grading 516 grams per tonne silver, 1.72% lead and 5.70% zinc plus another 107,000 tonnes inferred grading 313 grams per tonne silver, 0.86% lead and 4.21% zinc. The current resources estimated for Bermingham comprise 257,000 tonnes indicated grading 460 grams per tonne silver, 2.00% lead and 2.10% zinc plus another 102,000 tonnes inferred grading 372 grams per tonne silver, 1.12% lead and 1.83% zinc.

The Flame & Moth resource model comprises the north-northeast striking, moderately southeast dipping Flame Vein that is divided into two segments by the northwest striking Mill Fault. The structure hosting the Flame Vein mineralization is characterized by broad structural zones, ranging between 2 meters and 33 meters in true thickness. The mineralization comprises multiphase quartz and siderite veining up to 11.7 meters true width developed within the host fault structure, and locally contains massive galena, sphalerite, pyrite, and pyrrhotite with associated silver sulphosalts, arsenopyrite and chalcopyrite. Gold is locally present at grades up to 6.85 grams per tonne. The deposit as currently defined has a surface trace of approximately 600 meters and has been drilled to a depth of 350 meters from surface. The Bermingham resource model comprises three veins, of which two have been included in the resource estimate (the Bermingham Vein and Bermingham Footwall Vein). All three veins occur in the hangingwall of the northwest trending post-mineral Mastiff Fault (termed the Etta zone), exposed in the larger of the historical Bermingham open pits. Alexco conducted surface diamond drilling programs at Bermingham between 2009 and 2011, with twenty-three holes drilled in the Etta zone totaling 6,442 meters. The drilling outlined the Bermingham Vein with a north-northeast strike and moderate southeast dip, converging to the northeast with the Bermingham Footwall Vein which has a northeast strike and dips moderately to steeply to the southeast. The Bermingham Vein and Bermingham Footwall Vein typically exist within a 5 to 10 meter wide structurally-damaged and complex zone containing discrete veins 0.5 to 2.5 meters wide, consisting predominantly of carbonate (dolomite, ankerite and siderite), quartz and calcite gangue with sulphides; sphalerite, galena, pyrite and arsenopyrite, and accessory chalcopyrite, argentian tetrahedrite, jamesonite, pyrargyrite and native silver.

In addition, engineering and initial economic analysis work is expected to be completed shortly with respect to Alexco's Elsa tailings project, where approximately 9.5 million ounces of silver have been defined within approximately 2.5 million tonnes of historical Elsa tailings as reported in the news release dated May 6, 2010 entitled "Alexco Announces Initial Elsa Tailings Resource Estimate, Keno Hill".

Environmental Services

Under AEG, the Corporation operates an environmental services business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. ("Access"), Alexco Resource U.S. Corp. and Elsa Reclamation & Development Company Ltd. ("ERDC"), the Corporation provides a variety of mine related environmental services including management of the regulatory and environmental permitting process, environmental assessments, remediation solutions and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

AEG recognized revenues of $7,983,000 in the year ended December 31, 2012 for a gross profit of $2,886,000 compared to revenues in the six month transitional year ended December 31, 2011 of $3,876,000 and a gross profit of $279,000. Included in the gross profit for the 2012 fiscal year is a loss of $333,000 resulting from re-assessment of the estimated environmental services contract loss provision.

As part of the Corporation's acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC entered into an agreement (the "Subsidiary Agreement") with the Government of Canada and the Government of Yukon (collectively, "Government"). Under the Subsidiary Agreement, ERDC is retained by Government as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral rights. The Subsidiary Agreement provides that ERDC shares the responsibility for the development of the ultimate closure reclamation plan with the Government of Canada, for which it receives fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives agreed commercial contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure reclamation planning under the Subsidiary Agreement.

Discussions with Government are currently ongoing to mitigate the impact to Alexco of care and maintenance phase extensions resulting from delays in the time required to obtain acceptance and regulatory approval of the closure reclamation plan, as well as the impact of plan development activities. If such mitigative amendments to the Subsidiary Agreement can be implemented, it is possible that all or a substantial component of the Corporation's outstanding environmental services contract loss provision would be reversed. However, there can be no certainty as to if or when such amendments will be agreed, and accordingly no impact from such possible amendments has been taken into account in determining the provision as recorded in the financial statements.

General, Administrative and Corporate

General and administrative expenses during the year ended December 31, 2012 totaled $16,657,000 compared to $5,625,000 in the six month transitional fiscal year ended December 31, 2011, with the increase, after allowing for the difference in the period lengths, primarily attributable to a $0.8 million increase in the recoverability provision against AEG trade receivables as well as $0.8 million in severance costs related to the departure in the year of an executive officer of the Corporation. The remaining increase is attributable primarily to higher salaries and overhead costs, driven primarily by increased activity levels pertaining to the development and permitting efforts regarding Onek and Lucky Queen. The total provision for income taxes for the year ended December 31, 2012 of $4,559,000 appears high relative to income before taxes at 57%, similar to the 62% in the six months ended December 31, 2011, due primarily to permanent differences arising from incentive share option expense not being deductible for tax purposes in Canada, and general and corporate expenses not being deductible for Yukon mineral tax purposes.

Outlook

It is anticipated that silver production in 2013 will be sourced from three mines: Bellekeno, Onek, and later in the year, Lucky Queen. Operations at Bellekeno are expected to continue at generally the same pace as 2012, with guidance for silver production in the range from 1.9 million to 2.1 million ounces, approximately 17 million pounds of lead and 9 million pounds of zinc (see "Risk Factors - Mining Operations"). Alexco is well advanced in the rehabilitation, engineering and development of the historical Onek and Lucky Queen mines. Potential initial production from the Onek mine is targeted for the second quarter of 2013 subject to final positive development decisions and receipt of the requisite water license amendment. Lucky Queen production is anticipated in the third quarter, pending a revision to the waste rock management program to eliminate material re-handling and to provide more efficient long term storage, all of which improves the economics of the project.

With respect to the economic climate, prices for silver, lead and zinc, being the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically, fluctuated significantly throughout 2012. Silver ranged from US$26.67 to US$37.23 per ounce, lead from US$0.79 to US$1.06 per pound and zinc from US$0.80 to US$0.99 per pound, and for lead and zinc this volatility has continued through the first quarter of 2013. Spot prices as at the date of this MD&A are approximately US$28.78 per ounce silver, US$0.96 per pound for lead and US$0.85 per pound for zinc and the Canadian-US exchange rate is approximately US$0.98 per CAD. Based on a consensus of recent analyst commodity price forecasts, over the next two calendar years silver prices are forecast to average in the range of US$31.00 to US$33.00 per ounce, with lead prices averaging in the range of US$1.00 to US$1.05 per pound, zinc prices averaging in the range of US$0.90 to US$1.00 per pound and the Canadian-US exchange rate forecast to average approximately US$0.99 per CAD (see "Risk Factors", including but not limited to "Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation" and "General Economic Conditions May Adversely Affect the Corporation's Growth and Profitability" thereunder).

In the first quarter of 2013, mining at Bellekeno has sequenced through significantly lower-grade peripheral areas of the resource, with a reduction in both grade and tonnage mined from the previous quarter. As a result, silver production in the first quarter of 2013 is expected to be lower, with a consequential impact on the quarter's financial results. This shortfall is expected to be recovered through the balance of the year, and Alexco still anticipates achieving full-year 2013 production guidance for Bellekeno.

Alexco's exploration drilling plans are still being finalized for 2013, but are expected to be smaller in scale than for 2012, likely in the range of 8,000 to 10,000 meters of surface drilling and focused primarily on further definition and extension related drilling at Flame & Moth. Desktop analysis and correlation of exploration results from prior years will also be carried out with the objective of identifying new exploration targets for future drill programs. Additionally, Alexco is initiating baseline geotechnical, metallurgical and environmental work as well as preliminary engineering on the Flame & Moth deposit, and this work is expected to include studies of future potential production options in context with existing mines and other opportunities in the District.

With respect to AEG, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. AEG intends to continue expanding its environmental services activities, throughout northern and eastern Canada, in the United States and elsewhere throughout North and South America. AEG has been able to expand its business in parallel with increased activity in the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation. The Corporation notes, however, that growth in AEG may at least partially be offset by continuing closure plan development expenditures and reduced revenue from its care and maintenance activities under the Subsidiary Agreement during the period required to obtain acceptance and regulatory approval from Government for the Keno Hill District closure reclamation plan.

Results of Operations - Fourth Quarter

In the three months ended December 31, 2012, Alexco reported a profit before taxes of $737,000 on total revenues of $20,309,000. This compares to income before taxes of $654,000 on total revenues of $20,260,000 for the three months ended December 31, 2011.

Revenues from mining operations at Bellekeno in three months ended December 31, 2012 totaled $18,897,000, yielding a gross profit of $3,043,000, compared to revenues in the same period in 2011 of $17,812,000 and a gross profit of $3,173,000. Metal prices for revenue recognized during this three month period, weighted by dollar of revenue recognized, averaged US$30.71 per ounce for silver, US$1.01 per pound for lead and US$0.91 per pound for zinc, compared to US$29.27, US$0.93 and US$0.88 respectively in the three months ended December 31, 2011. Cash costs of production in the fourth quarter of 2012 were $11.13 compared to $13.66 in 2011 (see "Non-IFRS Measure - Cash Costs of Production Per Ounce of Payable Silver" on page 15), with the decrease attributed to significant improvement in mining costs, both per ounce and per tonne, slightly offset by increased smelter charges per ounce for treatment and refining.

Revenues from AEG in the fourth quarter of 2012 totaled $1,412,000 for gross profit of $888,000, compared to revenues in 2011 of $2,448,000 and gross profit of $554,000.

Income before taxes in the fourth quarter of 2012 is comparable to that of the fourth quarter of 2011. However, this includes approximately $1.0 million in higher general and administrative expenses, offset by approximately $0.9 million in favourable foreign exchange gains recorded in the quarter. The increase in general and administrative expenses is primarily attributable to a $0.5 million increase in the recoverability provision against AEG trade receivables. The remaining increase is attributable to higher professional, salaries and overhead costs, driven primarily by increased activity levels pertaining to the development and permitting efforts regarding Onek and Lucky Queen and finalization negotiations pertaining to the pending amendment to the Subsidiary Agreement.

Summary of Quarterly Results

Key financial information for each quarter of the 2012 fiscal year as well as the quarters spanning the two most recently preceding fiscal years is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:

(unaudited)					Diluted
				Basic Earnings	Earnings	Expenditures
		Gross Profit	Net Income	(Loss) per	(Loss) per	on Mineral
Period	Revenue	(Loss)	(Loss)	Share	Share	Properties

F2011-Q1	1,653	473	(335)	($0.01)	($0.01)	12,262
F2011-Q2	1,733	469	(824)	($0.02)	($0.02)	8,439
F2011-Q3	20,471	9,000	3,419	$0.05	$0.05	6,171
F2011-Q4	21,245	4,911	837	$0.03	$0.03	5,485
F2011 Total	45,102	14,853	3,097	$0.05	$0.05	32,357
F2011H2-Q1	22,255	6,421	3,072	$0.05	$0.05	5,951
F2011H2-Q2	20,260	3,727	(1,349)	($0.02)	($0.02)	6,229
F2011H2 Total	42,515	10,148	1,723	$0.03	$0.03	12,180
F2012-Q1	24,745	7,214	1,340	$0.02	$0.02	6,459
F2012-Q2	19,565	1,744	(2,666)	$(0.04)	$(0.04)	9,377
F2012-Q3	20,089	5,031	5,265	$0.09	$0.09	10,012
F2012-Q4	20,309	3,931	(519)	(0.01)	$(0.01)	8,179
F2012 Total	84,708	17,920	3,420	$0.06	$0.06	34,027

The gross profit in F2011-Q4 is net of a $1,697,000 loss related to an increase in the estimated environmental services contract loss provision. The increased revenues and gross profit from F2011-Q3 forward reflect the commencement of commercial production at the Bellekeno mine as of the beginning of that quarter. The lower gross profit from F2011H2-Q2 reflects the impact of significantly reduced average realized prices and higher costs of production for the quarter at the Bellekeno mine. The increased revenues in F2012-Q1 reflect significantly increased sales volumes of payable metals at Bellekeno as well as somewhat stronger silver prices over the quarter preceding. The increased gross profit from F2012-Q1 reflects the impact of notably lower unit costs of production at the Bellekeno mine, while the gross profit from F2012-Q2 reflects the impact of significantly increased unit costs from reduced head grades and mill throughput as well as reduced base metal credits from lower realized lead and zinc prices. The gross profit of F2012-Q4 includes a loss of $609,000 resulting from re-assessment of the estimated environmental services contract loss provision. The net income of F2011-Q3 and F2012-Q1 reflect costs associated with the Corporation’s annual cash bonuses and incentive share option awards to its employees, including resultant share-based compensation expense recognitions of $1,663,000 and $1,375,000 respectively. The net income of F2012-Q3 includes the $6,346,000 gain, pre-tax, on the Corporation’s sale of its remaining interest in the Brewery Creek property. The net income of F2012-Q4 reflects higher overhead costs due to development and permitting efforts regarding Onek and Lucky Queen and the finalizing negotiations pertaining to the pending amendment to the Subsidiary Agreement, offset by favourable foreign exchange gains. The mineral property expenditures in F2011-Q1 reflect the progression of the construction and development phase of the Bellekeno mine project, as well as expenditures on the calendar 2010 exploration program at the Keno Hill properties. The decrease in F2011-Q2 mineral property expenditures reflects the completion of the construction, development and commissioning phase of the Bellekeno mine and ore processing complex, including the establishment of opening inventories balances upon such completion, as well as the offsetting credit for revenue recognized from concentrate sales during the commissioning phase, as well as the impact of the wind-down through the quarter of the 2010 Keno Hill exploration program. The mineral property expenditures in F2011-Q3 include $3.3 million in capitalized ramp-up phase primary development at Bellekeno, as well as the initiation of the calendar 2011 surface and advanced exploration programs. The mineral property expenditures in F2011-Q4 through F2011H2-Q2 reflect the continuation of the 2011 surface and advanced exploration programs. The mineral property expenditures in F2012-Q1 through F2012-Q3 reflect the 2012 exploration program as well as expenditures on rehabilitation and access development at the historical Lucky Queen and Onek mines.

Liquidity and Capital Resources

At December 31, 2012, the Corporation had cash and cash equivalents of $23,088,000, and net working capital of $25,727,000. The Corporation faces no known liquidity issues in any of its financial assets.

Cash generated from operating activities was $14,057,000 for year ended December 31, 2012 versus $5,624,000 for the six month transitional fiscal year ended December 31, 2011. Cash used in investing activities was $33,270,000 for the year ended December 31, 2012 versus $14,636,000 in the six month period ended December 31, 2011. Expenditures on investing activities increased in the year ended December 31, 2012 related primarily to exploration activity in the Keno Hill District, including expenditures on rehabilitation and access development at the historical Lucky Queen and Onek mine sites, as well as higher Bellekeno mine development expenditures, partially offset by the cash proceeds received on the sale of the Corporation's remaining interest in the Brewery Creek property.

Under the silver streaming interest held by Silver Wheaton Corp. ("Silver Wheaton"), Silver Wheaton is purchasing from the Corporation an amount of refined silver equal to 25% of the payable silver produced by the Corporation from its Keno Hill District mineral properties, if and when such payable silver is delivered to an off-taker and as the Corporation is paid for such payable silver. Silver Wheaton has paid the Corporation advance amounts totaling US$50 million, the last of which was received in January 2011, and for each ounce of silver purchased must pay the Corporation an additional cash amount of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price at the time of delivery. Contractually, the balance of advance payments received is reduced on each silver delivery by the excess of the prevailing market value of the silver at the time of delivery over the per-ounce cash amount paid by Silver Wheaton at the time of delivery. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2014, as extended pursuant to an amendment entered into effective January 15, 2013. Commencing January 2014, and ending the earlier of December 31, 2014 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met.

Of the net cash proceeds of $38.8 million raised through the equity financing completed in December 2010, $35 million was allocated for the purpose of quickly and aggressively enabling the advancement and development of Alexco's mineral projects, and accordingly has funded the surface exploration and advanced exploration programs since that time. As at December 31, 2012, these proceeds have been fully expended on Alexco's exploration programs.

With its cash resources and net working capital on hand at December 31, 2012, and combined with the positive net cash flows from Bellekeno mine operations, the Corporation anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration and development programs, and service the working capital requirements of its mining operations, environmental services business and corporate offices and administration, for at least the next 12 month period. However, as with any mine operation and as noted under "Risk Factors" and elsewhere in this MD&A, the results of operations from the Bellekeno mine involve significant inherent risks that could result in material unanticipated capital and operating costs to the Corporation. Furthermore, as non-renewable resources, mines by their nature have a finite life. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation may eventually require additional funding.

The Corporation has historically obtained its main source of funding from equity issuances, though will consider all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of continued access to finance in the future, and an inability to secure such finance may require the Corporation to substantially curtail and defer its planned exploration and development activities.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations	Payments Due by Period
(expressed in thousands of dollars)
		Less than
	Total	1 year	1 – 3 years	3 – 5 years		After 5 years

Operating leases	$1,540	$414	$760	$366	$	Nil
Purchase obligations	620	170	350	100		Nil
Decommissioning and rehabilitation provision (undiscounted basis)	3,678	20	1,646	772		1,240

Total	$5,838	$604	$2,756	$1,238		$1,240

Share Data

As at the date of this MD&A, the Corporation has 60,473,898 common shares issued and outstanding, including shares held by the Corporation’s restricted share unit plan trustee. In addition, there are outstanding incentive share options for a further 5,211,495 common shares.

Use of Financial Instruments

All of the Corporation’s cash and cash equivalents at December 31, 2012 were held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits and demand deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable, including embedded derivative, and its accounts payable and accrued liabilities.

At December 31, 2012, a total of $3,678,000 of the Corporation’s restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. A further $4,992,000 (US$5,000,000) represents security provided in the first quarter of 2012 to support certain cost performance commitments under an AEG remediation contract. The balance of the Corporation’s restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though all term deposits held at December 31, 2012 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values.

The common shares and share purchase warrants of Americas Bullion Royalty received as part of the consideration for the sale of the Corporation’s remaining interest in the Brewery Creek property have been classified as long-term investments. The Corporation has chosen to designate its long-term investments in common shares as financial assets available for sale with fair value adjustments being recorded as a component of other comprehensive income (“OCI”). During the year ended December 31, 2012, the Corporation recorded a pre-tax loss of $38,000 in OCI for such fair value adjustment. Long-term investments in warrants meet the definition of a derivate and therefore are classified as financial assets with fair value adjustments recorded to earnings. During the year ended December 31, 2012, the Corporation recorded a loss of $8,000 within earnings as the fair value adjustment of the warrants. The Corporation holds no other derivative instruments.

The carrying amounts of the Corporation’s trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values. The fair values of all of the Corporation’s financial instruments measured at December 31, 2012, other than the common shares of Americas Bullion Royalty included in long-term investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS, including the embedded derivative in accounts receivable related to sales of concentrate for which final settlement has not yet occurred. The fair value of the common shares of Americas Bullion Royalty constitutes a Level 1 measurement.

Substantially all of the Corporation's cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.

The Corporation's accounts and other receivables at December 31, 2012 total $9,797,000, of which $ 4,263,000 relates to sales of concentrates, including the embedded derivative, with the balance comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. The Corporation's maximum credit risk exposure in respect of its receivables is represented by their carrying amount. All of the Corporation's concentrate is sold to one customer, Glencore Ltd., Stamford ("Glencore"), a branch of a wholly owned subsidiary of the Swiss-based international natural resources group Glencore International AG. All receivables relating to sales of concentrate are due from Glencore, and are accordingly exposed to credit risk that is highly concentrated. Management closely monitors the financial status of Glencore as publicly reported, and as at the date of this MD&A considers the credit risk under these concentrate receivables to be insignificant. Management actively monitors exposure to credit risk under the Corporation's remaining receivables as well, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG's major customers which include government organizations as well as substantial corporate entities. As at December 31, 2012, AEG trade receivables are recorded net of a recoverability provision of $950,000 (December 2011 - $200,000; June 2011 - $200,000).

The embedded derivative within accounts receivable relating to sales of concentrate is exposed to market risk from prices for payable metals, primarily silver, lead and zinc. As at December 31, 2012, if prices for all of these payable metals had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $1,111,000 due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $942,000. The prices of silver, lead and zinc are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation's primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

Substantially all of the Corporation's property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of AEG's revenues are earned in Canada. However, the Corporation's sales of concentrate are effected in US dollars, as are a portion of AEG's revenues, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation's operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.

Consistent with its primary policy, the Corporation has not employed any hedging activities in respect of the prices for its payable metals. The Corporation has also not employed any hedging activities in respect of its exposure to fluctuations in the value of the US dollar.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Related Party Transactions

During the year ended December 31, 2012, the Corporation rented certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. On May 31, 2012, the Corporation purchased the rental office space from Access Field Services for its appraised fair market value of $1,205,000. During period from January 1, 2012 to May 31, 2012, the Corporation incurred rent expenses of $57,127 (2011 - $nill) respectively with Access Field Services.

These transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities were payable currently under normal third-party trade payable terms and conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action.

The critical accounting estimates used in preparing the Corporation's financial statements are listed below.

Future Commodity Prices and Foreign Currency Exchange Rates

Management's estimation of future commodity prices and foreign currency exchange rates is an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Management bases its estimates of future commodity prices and foreign currency exchange rates primarily on consensus investment analyst forecasts, which are tracked and updated as published on generally a quarterly basis. Estimates are made by management regarding year-by-year prices and rates looking forward approximately three to four years, as well as for long-term prices and rates.

With respect to estimates of future commodity prices and foreign currency exchange rates used in preparing the financial statements during the year ended December 31, 2012, management has determined its best estimates of pricing for silver ranging from near-term US$33.00 to long-term US$24.00 per ounce; for gold ranging from near-term US$1,700 to long-term US$1,400 per ounce; for lead ranging from near-term US$1.00 to long-term US$0.90 per pound; for zinc ranging from near-term US$0.90 to long-term US$1.00 per pound; and for the Canadian dollar ranging from near-term US$0.90 to long-term US$0.96.

Commodity prices and foreign currency exchange rates are by nature difficult to predict and highly volatile, responding to changes in domestic, international, political, social and economic environments (see "Risk Factors", including but not limited to "Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation" thereunder). Although management makes its best estimates of these prices and rates at each reporting period, such estimates are nonetheless subject to a significant amount of inherent uncertainty. Changes in such prices and rates over time could result in material adjustments in the future to other estimates and assumptions on which they are based, and material variances of actual results from prior estimates and assumptions.

Mineral Resources

The Corporation estimates its mineral resources based on information compiled by appropriately qualified persons relating to estimated and complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs. These mineral resource estimates are used by the Corporation in many determinations required to prepare its financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of deferred advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes. Although management makes its best estimates of the Alexco's mineral resources, such estimates are nonetheless subject to a significant amount of inherent uncertainty. It is possible that changes in such estimated resources over time could result in material adjustments in the future to determinations on which they are based.

Impairment of Non-Current Non-Financial Assets

The Corporation records its interests in property, plant, equipment, mineral properties and intangible assets at cost, less related depreciation, depletion and amortization. Management reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the recoverable amount, being the higher of the asset's "fair value less costs to sell" and "value-in-use", is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value. As at December 31, 2012, management concluded that there have been no events or changes in circumstances since the last impairment review which indicated that any of the carrying amounts of Alexco's non-current non-financial assets may not be recoverable.

Management's estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to significant risks and uncertainties that may affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets. Although management has used its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of these recoverable amounts.

Decommissioning and Rehabilitation Provision

The Corporation's decommissioning and rehabilitation provision represents the present value of expected future expenditures on reclamation and closure activities associated with its property, plant, equipment and mineral properties. The Corporation prepares estimates of the timing and amount of expected cash flows associated with these reclamation and closure activities, retaining independent advisors where considered appropriate. The present value of the expected future expenditures is determined using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. A decommissioning and rehabilitation provision is generally recognized at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly.

At December 31, 2012, the Corporation's decommissioning and rehabilitation provision totaled $4,087,000, relating to reclamation and closure activities to be performed at the end of the life of the Bellekeno, Lucky Queen and Onek mines, including site reclamation and facilities removal and post-closure monitoring.

The Bellekeno provision has been determined by management based on the evaluations and estimations prepared internally and used in support of the determination of the reclamation security posting requirements under the operating permits issued by the Yukon Government for the Bellekeno mine.

Management's determination of the Corporation's decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the obligation may therefore vary materially from those anticipated by the provision currently recognized in Alexco's balance sheet, and periodic re-evaluations of that provision may result in material changes to its balance.

Non-IFRS Measure - Cash Costs of Production Per Ounce of Payable Silver

Cash costs of production per ounce of payable silver is a key financial measure that management uses to assess performance, and is a metric commonly used in the mining industry to compare costs on a per unit basis. However, this measure does not have any standardized meaning prescribed by IFRS, nor is there a standardized method of calculating it within the industry. This measure therefore may not be comparable to similar measures presented by other companies, nor should it be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Alexco determines cash costs of production per ounce of payable silver for a period based on all costs absorbed into the cost of concentrate inventory produced during that period, plus estimated charges for transportation and smelter treatment and refining, less the estimated value of contained by-product metals, but excluding charges for depreciation, depletion and share-based compensation. Cash costs of production per ounce of payable silver are reconciled to financial statement cost of sales as follows (dollar amounts in thousands, except cost per ounce amounts, and denominated in Canadian dollars):

	Three Months Ended		Year Ended
	2012	2011	2012	2011

Cost of sales	$15,855	$14,639	$61,691	$52,121
Add:
Change in concentrate inventory	835	2,368	(221)	3,051
Attributed transportation, treatment and refining charges	2,390	2,066	7,841	6,390

Subtract:
By-product credits	(6,091)	(6,017)	(20,743)	(22,450)
Depreciation, depletion, share- based compensation and net silver streaming interest costs	(6,784)	(5,541)	(24,665)	(20,159)

Cash costs of production	$6,205	$7,515	$23,903	$18,953

Payable silver ounces produced	557,461	550,041	2,009,703	1,862,399

Cash costs of production per ounce of payable silver	$11.13	$13.66	$11.89	$10.17

Controls and Procedures

Disclosure Controls and Procedures

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in reports it files under applicable securities legislation is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco's internal control over financial reporting as at December 31, 2012, based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco's internal control over financial reporting was effective as at December 31, 2012.

The effectiveness of Alexco's internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, Alexco's independent auditors.

There has been no change in the Corporation's internal control over financial reporting during the Corporation's fiscal year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

Risk Factors

The following are major risk factors management has identified which relate to the Corporation's business activities. Such risk factors could materially affect the Corporation's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation's business and operations. Other specific risk factors are discussed elsewhere in this MD&A.

Exploration, Evaluation and Development

Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation's properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations. Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation's properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Figures for the Corporation's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated

In making determinations about whether to advance any of its projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Alexco cannot be certain that:

  reserve, resource or other mineralization estimates will be accurate; or
  mineralization can be mined or processed profitably.

Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. The Corporation's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of the Corporation's mineralization uneconomic and result in reduced reported mineral resources.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill District, other than with respect to the Bellekeno property, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out environmental care and maintenance activities at various sites in the Keno Hill District during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill District closure reclamation plan, for annual fees based on an annually-determined fixed fee benchmark adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annually-determined fee benchmark which is billable each year by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities. The Corporation could incur significant costs over the period it undertakes such care and maintenance activities, particularly if acceptance and approval of the closure reclamation plan and commencement of reclamation activities should be significantly delayed.

Mining Operations

Decisions by the Corporation to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation's future cash flows, profitability, results of operations and financial condition. The Corporation's actual production and capital and operating costs may vary from estimates for a variety of reasons, including: actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the mineable resources, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates. In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole. During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called "generational gap" within the industry. Since the mid 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia, and the fact that Alexco's Keno Hill District is a fly-in/fly-out operation. Alexco has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012. There can be no assurance that such challenges won't continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration.

Permitting and Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake, including but not limited to the Bellekeno mine project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with the Corporation could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on the Corporation. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.

Environmental Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Two of AEG's customers accounted for 22% and 20%, respectively, of environmental services revenues in the 2012 fiscal year. The loss of, or a significant reduction in the volume of business conducted with, this customer could have a significant detrimental effect on the Corporation's environmental services business.

The patents which the Corporation owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage. Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and the Corporation's failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Potential Profitability Of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation's control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for the Corporation’s projects.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

General Economic Conditions May Adversely Affect the Corporation’s Growth and Profitability

The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect the Corporation's growth and profitability. Specifically:

  a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and the Corporation’s overall liquidity;

  the volatility of silver and other commodity prices would impact the Corporation’s revenues, profits, losses and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates would impact the Corporation’s operating costs; and

  the devaluation and volatility of global stock markets could impact the valuation of the Corporation’s equity and other securities.

These factors could have a material adverse effect on Alexco’s financial condition and results of operations.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, "forward-looking statements") concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation's operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading "Risk Factors" and elsewhere.

Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this MD&A, the Corporation has applied several material assumptions, including, but not limited to, the assumption that: (1) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (2) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Bellekeno Development Plan, (3) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; and (4) any additional financing needed will be available on reasonable terms. Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both "Critical Accounting Estimates" and "Risk Factors".

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) to the extent known, provides the key assumptions, parameters and methods used to prepare the historical estimate; (d) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences; (e) includes any more recent estimates or data available to the issuer; (f) comments on what work needs to be done to upgrade or verify the historical estimate as current mineral resources or mineral reserves; and (g) states with equal prominence that a qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves and that the issuer is not treating the historical estimate as current mineral resources or mineral reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.

Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as "reserves" under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U. S. standards.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Alexco Resource Corp.

The accompanying consolidated financial statements of the Corporation were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies in the notes to these financial statements. Management is responsible for preparation and presentation of the consolidated financial statements, Management’s Discussion & Analysis (“MD&A”) and all other information in the Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of accounting and control is maintained in order to provide reasonable assurance that the assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. The system includes established policies and procedures, the selection and training of qualified persons, and an organization providing for the appropriate delegation of authority and segregation of responsibilities for a Corporation of the size of Alexco Resource Corp.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the consolidated financial statements, MD&A and all other financial information contained in the Annual Report. The Audit Committee meets with management and the Corporation’s independent auditors to ensure that management is performing its responsibility to maintain financial controls and systems and to make recommendations to the Board of Directors for approval of all financial information released to the public. The Audit Committee also meets with the independent auditors to discuss the scope and the results of the audit and the audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Corporation’s independent auditors for the year ended December 31, 2012 (“2012”), the six month transitional fiscal year ended December 31, 2011 (“2011H2”) and the twelve month fiscal year ended June 30, 2011 (“2011”) have been PricewaterhouseCoopers LLP, Chartered Accountants. An integrated audit of the Corporation’s consolidated financial statements for 2012, 2011H2 and 2011 and internal control over financial reporting as at December 31, 2012 has been completed by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The auditors’ report to the shareholders of the Corporation outlines the scope of their audit and their opinions on these consolidated financial statements for 2012, 2011H2 and 2011 and internal control over financial reporting as at December 31, 2012.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

March 27, 2013

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2012, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2012.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent auditors, as stated in their report which appears on the following page.

“Clynton R. Nauman”	“David E. Whittle”
(signed)	(signed)

Clynton R. Nauman	David E. Whittle
President and Chief Executive Officer	Chief Financial Officer

March 27, 2013

Independent Auditor’s Report

To the Shareholders of Alexco Resource Corp.

We have completed integrated audits of Alexco Resource Corp.’s December 31, 2012, December 31, 2011 and June 30, 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Alexco Resource Corp., which comprise the consolidated balance sheets as at December 31, 2012, December 31, 2011 and June 30, 2011 and the consolidated statements of comprehensive income, cash flows and shareholders’ equity for the year ended December 31, 2012, the six month period ended December 31, 2011, and the year ended June 30, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alexco Resource Corp. as at December 31, 2012, December 31, 2011 and June 30, 2011 and their financial performance and their cash flows for the year ended December 31, 2012 and the six month period ended December 31, 2011, and the year ended June 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Alexco Resource Corp.’s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Alexco Resource Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 27, 2013

ALEXCO RESOURCE CORP.
CONSOLIDATED BALANCE SHEETS
AS AT
(expressed in thousands of Canadian dollars)
	DECEMBER 31	DECEMBER 31	JUNE 30
	2012	2011	2011

ASSETS

Current Assets
Cash and cash equivalents (see note 6)	$23,088	$41,741	$50,443
Accounts and other receivables (see note 7)	9,797	11,021	6,287
Inventories (see note 8)	8,700	8,612	9,656
Prepaid expenses and other current assets	542	234	481
	42,127	61,608	66,867

Non-Current Assets
Restricted cash and deposits (see note 9)	8,934	4,774	3,896
Long-term investments (see note 10)	2,699	-	-
Property, plant and equipment (see note 11)	30,860	29,675	30,152
Mineral properties (see note 12)	127,221	114,021	109,049
Intangible assets	459	590	629

Total Assets	$212,300	$210,668	$210,593

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities (see note 13)	$15,596	$13,033	$13,410
Income taxes payable (see note 21)	151	60	-
Environmental services contract loss provision (see note 14)	408	518	338
Deferred revenue (see note 15)	245	-	-
	16,400	13,611	13,748
Non-Current Liabilities
Environmental services contract loss provision (see note 14)	1,359	1,434	1,664
Deferred revenue (see note 15)	1,732	774	520
Silver streaming interest (see note 16)	28,082	41,955	48,266
Decommissioning and rehabilitation provision (see note 17)	4,087	3,849	3,686
Deferred income tax liabilities (see note 21)	14,095	9,985	7,272

Total Liabilities	65,755	71,608	75,156

Shareholders’ Equity	146,545	139,060	135,437

Total Liabilities and Shareholders’ Equity	$212,300	$210,668	$210,593

COMMITMENTS (see note 28)
SUBSEQUENT EVENTS (see note 29)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“George Brack”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012, THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(expressed in thousands of Canadian dollars,
except per share and share amounts)
	Year ended	Six months ended	Year ended
	December 31, 2012	December 31, 2011	June 30, 2011

Revenues
Mining operations	$76,725	$38,639	$38,269
Environmental services	7,983	3,876	6,833
Total revenues	84,708	42,515	45,102

Cost of Sales (see note 19)
Mining operations	61,691	28,770	23,352
Environmental services	5,097	3,597	6,897
Total cost of sales	66,788	32,367	30,249

Gross Profit (Loss)
Mining operations	15,034	9,869	14,917
Environmental services	2,886	279	(64)
Total gross profit	17,920	10,148	14,853

General and administrative expenses (see note 20)	16,657	5,625	11,221
Foreign exchange losses	324	114	445
Other	-	-	123

	16,981	5,739	11,789

Operating Income	939	4,409	3,064

Other Income (Expenses)
Investment income	748	122	293
Finance costs	(46)	(35)	(48)
Gain on sale of mineral property (see note 12(e))	6,346	-	-
Derivative loss (see note 10)	(8)	-	-

Income Before Taxes	7,979	4,496	3,309

Income Tax Provision (see note 21)
Current	449	60	-
Deferred	4,110	2,713	212

Net Income	3,420	1,723	3,097

Other Comprehensive Income (Loss)
Cumulative translation adjustments	23	25	(50)
Loss on long-term investments (see note 10)	(32)	-	-

Total Comprehensive Income	$3,411	$1,748	$3,047

Earnings Per Share (see note 22)
Basic	$0.06	$0.03	$0.05
Diluted	$0.06	$0.03	$0.05

The accompanying notes are an integral part of these condensed interim consolidated financial statements

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(expressed in thousands of Canadian dollars)
	Year ended	Six months ended	Year ended
	December 31, 2012	December 31, 2011	June 30, 2011

Cash Flows from Operating Activities
Net income	$3,420	$1,723	$3,097
Items not affecting cash from operations –
Deferred revenue	30	254	68
Depletion of mineral properties	21,239	8,023	4,019
Environmental services contract loss provision	(185)	(51)	1,486
Silver streaming interest amount recognized	(13,873)	(6,311)	(5,781)
Depreciation of property, plant and equipment	2,807	1,313	1,177
Amortization of intangible assets	131	65	142
Share-based compensation expense	2,992	1,356	2,950
Impairment of intangible assets	-	-	123
Finance costs and derivative (gain) loss	82	34	48
Gain on sale of mineral property	(6,346)	-	-
Deferred income tax expense	4,110	2,713	212

	14,407	9,119	7,541

Expenditures on decommissioning and rehabilitation	(14)	(21)	(47)
Changes in non-cash working capital balances related to operations –
Decrease (increase) in accounts and other receivables	1,224	(4,734)	(3,933)
Decrease (increase) in inventories	(533)	226	(2,104)
Decrease (increase) in prepaid expenses and other current assets	(307)	188	(470)
Increase (decrease) in accounts payable and accrued liabilities	(811)	786	10,035
Increase in income taxes payable	91	60	-

	14,057	5,624	11,022

Cash Flows from Investing Activities
Investment in mineral properties	(28,510)	(12,774)	(37,880)
Purchase of property, plant and equipment	(4,976)	(983)	(17,289)
Receipt of proceeds on sale of mineral property	3,205	-	-
Receipt of up-front payment under AEG remediation services agreement recorded in deferred revenue- net	1,172	-	-
Increase in restricted cash and deposits	(4,992)	(871)	(1,194)
Decrease in restricted cash and deposits	831	(8)	4,911

	(33,270)	(14,636)	(51,452)

Cash Flows from Financing Activities
Common shares issued through offerings	-	-	41,000
Issuance costs	-	-	(2,719)
Receipt of advance payments under silver streaming interest	-	-	23,665
Shares issued on exercise of share options	560	314	4,544

	560	314	66,490

Decrease in Cash and Cash Equivalents	(18,653)	(8,698)	26,060

Cash and Cash Equivalents – Beginning of Period	41,741	50,443	24,383

Cash and Cash Equivalents – End of Period	$23,088	$41,741	$50,443

SUPPLEMENTAL INFORMATION (see note 25)

ALEXCO RESOURCE CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(expressed in thousands of Canadian dollars)
	Common Shares
				Share			Accumulated
				Options			Other
				and	Contributed	Accumulated	Comprehensive
	Shares	Amount	Warrants	RSUs	Surplus	Deficit	Income	Total

Balance – December 31, 2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Net income	-	-	-	-	-	3,420	-	3,420
Other comprehensive income	-	-	-	-	-	-	(9)	(9)
Share-based compensation expense recognized	-	-	-	3,514	-	-	-	3,514
Exercise of share options	389,834	888	-	(328)	-	-	-	560
Share options forfeited	-	-	-	(625)	625	-	-	-

Balance – December 31, 2012	60,428,898	$155,042	$-	$11,113	$5,364	$(24,955)	$(19)	$146,545

Balance – June 30, 2011	59,937,565	$153,670	$282	$7,331	$4,287	$(30,098)	$(35)	$135,437

Net income	-	-	-	-	-	1,723	-	1,723
Other comprehensive income	-	-	-	-	-	-	25	25
Share-based compensation expense recognized	-	-	-	1,561	-	-	-	1,561
Exercise of share options	101,499	484	-	(170)	-	-	-	314
Share options forfeited	-	-	-	(170)	170	-	-	-
Warrants expired	-	-	(282)	-	282	-	-	-

Balance – December 31, 2011	60,039,064	$154,154	$-	$8,552	$4,739	$(28,375)	$(10)	$139,060

Balance – July 1, 2010	53,188,936	$107,925	$-	$6,246	$3,905	$(33,196)	$15	$84,895

Net income	-	-	-	-	-	3,097	-	3,097
Other comprehensive loss	-	-	-	-	-	-	(50)	(50)
Equity offering, net of issuance costs	5,000,000	38,814	282	-	-	-	-	39,096
Issued for acquisition of mineral property interest	3,370	25	-	-	-	-	-	25
Share-based compensation expense recognized	-	-	-	3,829	-	-	-	3,829
Exercise of share options	1,745,259	6,906	-	(2,362)	-	-	-	4,544
Share options forfeited	-	-	-	(382)	382	-	-	-

Balance – June 30, 2011	59,937,565	$153,670	$282	$7,331	$4,287	$(30,098)	$(35)	$135,437

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprised of mineral exploration and mine development and operation in Canada, primarily in Yukon Territory; and an environmental services business, providing consulting and project management services in respect of environmental permitting and compliance and site remediation, in Canada, the United States and elsewhere.

The Corporation is in the process of mining, exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties are based on costs incurred to date, and do not necessarily represent present or future values.

The Corporation changed its year end from June 30 to December 31 effective December 31, 2011, in order to better align its fiscal year with its operating year and its reporting peer group. Accordingly, the fiscal year ended December 31, 2011 was a six month transitional fiscal year. The comparative information for the year ended December 31, 2012 is for the six month period ended December 31, 2011 and the fiscal year ended June 30, 2011.

Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1150, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

2.	Basis of Preparation, Statement of Compliance and Adoption of International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and were approved for issue by the Board of Directors on March 25, 2013.

These consolidated financial statements have been prepared on a going concern basis under the historical cost method, except for derivative financial instruments, marketable securities, stock-based compensation and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

These consolidated financial statements incorporate the financial statements of the Corporation and its controlled, wholly-owned subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a) Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities (including special purpose entities) controlled by the Corporation, where control is achieved by the Corporation having the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp., formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Access Mining Consultants Ltd. (“Access”) Alexco Resource U.S. Corp. (“Alexco US”), and Alexco Financial Guaranty Corp. (“AFGC”).

All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash, the initial period subject to an interest penalty on redemption is less than 90 days, and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write- down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

At each reporting date, exploration and evaluation expenditures are evaluated and classified as depletable mineral properties upon completion of technical feasibility and determination of commercial viability.

Grassroots exploration expenditures incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property are expensed.

Production Properties

Mineral production properties are recorded at cost on a property-by-property basis. The recorded cost of mineral production properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mineral production properties is calculated on the units-of-production basis, using estimated mineable resources.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives as follows:

Customer relationships	5 years
Rights to provide services and database	4 years
Patents	Over remaining life

(g)	Impairment of Non-Current Non-Financial Assets

The carrying amounts of non-current non-financial assets are reviewed and evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Non-current non-financial assets include property, plant, equipment, mineral properties and intangible assets. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined, with a cash-generating unit being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or cash-generating unit in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit in the prior period.

(h)	Silver Streaming Interest

Advance payments received under the silver streaming interest acquired by Silver Wheaton Corp. (“Silver Wheaton”) have been deferred and are being recognized on a units-of-production-sold basis, as a component of the cost of sales for that production. The amount recognized each period represents the proportion of silver ounces deliverable under the streaming interest on account of silver production sold that period, to the total ounces of silver which at the time are estimated as remaining to be delivered under the streaming interest. Also recognized within cost of sales each period is the actual or estimated market price of the silver ounces delivered or deliverable under the streaming interest on account of silver production sold that period, less the related per-ounce cash amount received or to be received from Silver Wheaton on such delivery.

(i)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(j)	Revenue Recognition

All revenue is measured at the fair value of the consideration received or receivable when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Corporation, and is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

Revenue arising from sale of concentrate under the Corporation’s off-take agreements is recognized when the significant risks and rewards of ownership have passed, generally at the time of delivery to the smelter and when title and insurance risk has passed to the customer. The exposure to changes in metal prices between initial revenue recognition and final settlement, which could occur up to a number of months subsequent to initial recognition, represents an embedded derivative. This embedded derivative is recorded in accounts receivable and marked-to-market each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

Revenue from environmental services is recognized with reference to the stage of completion, based on an output appropriate to the particular service contract, such as performance of agreed service deliverables, or provision of billable hours under straight hourly bill contracts. Payments received prior to recognition of the related revenue are recorded as unearned revenue.

(k)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to restricted share units, grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(l)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors and is then recognized in the results of operations in the period the eligible exploration expenditures occurred.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(m)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(n)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted by reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset , and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(o)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than Alexco US is the Canadian dollar, while the functional currency of Alexco US is the United States dollar. The financial statements of Alexco US are translated into the Canadian dollar presentation currency using the current rate method as follows:

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests

(p)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(q)	Financial Instruments

Financial assets, financial liabilities and derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

Loans and Receivables (Including Cash and Cash Equivalents)

Accounts and other receivables (other than embedded derivatives) are non-interest bearing with carrying amounts recorded at amortized cost, which generally approximates fair value due to the short terms to maturity. Where necessary, accounts receivables are recorded net of allowances for uncollectable amounts.

Cash and cash equivalents and restricted cash and deposits are comprised of cash on hand, deposits held with banks, and other short term, highly liquid investments with original maturities of three months or less. These instruments are also initially recorded at fair value and subsequently measured at amortized cost.

Held-to-Maturity Investments

Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method.

Fair Value Through Profit or Loss

Derivative instruments, including embedded derivatives included within accounts receivable, are classified as fair value through profit or loss and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on embedded derivatives arising from the sale of concentrates are recognized as adjustments to revenue. Unrealized gains and losses on other derivatives, if any, are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Other financial liabilities

Other financial liabilities include accounts payable and accrued liabilities, and are recorded at amortized cost. Accounts payable and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Subsequently, accounts payable and accrued liabilities are measured at amortized cost using the effective interest method.

Other financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment and Uncollectibility of Financial Assets

At each reporting date, the Corporation assesses whether there is objective evidence of impairment of any financial asset carried at cost or amortized cost. If such evidence exists, the Corporation recognizes an impairment loss. The loss is the difference between the asset’s carrying amount and the present value of its estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available for sale investments

Investments are designated as available-for-sale. Fair values for investments in marketable securities are determined by quoted market prices at the balance sheet date. Unrealized gains and losses on the marketable securities are recognized in other comprehensive income. If a decline in fair value is significant or prolonged it is deemed to be other-than-temporary and the loss is recognized in net earnings. Available-for-sale investments are recorded as non-current assets unless management intends to dispose of them within twelve months of the balance sheet date.

4.	Critical Judgments and Major Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at December 31, 2012.

The most significant judgments made by management in preparing the Corporation’s financial statements are described as follows:

•	Mineral Resources

The determination of the Corporation’s estimated mineral resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its non-current non-financial assets; determining rates of depreciation, depletion and amortization; determining the recognition in income each period of the amount of advance payments received under the silver streaming interest; and estimating amounts of deferred income taxes.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Impairment of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

5.	Accounting Standards and Amendments Issued but Not Yet Adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013, except IFRS 9 which is after January 1, 2015, and IAS 1 which is after July 1, 2012, with earlier application permitted. Unless otherwise noted, the Corporation has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

(i)

IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in other comprehensive income into two groups, based on whether or not items may be recycled in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The amendment affects presentation only and has no impact on the Corporation’s financial position or performance. The Corporation does not anticipate these amendments will have a significant impact on its consolidated financial statements.

(ii)

IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

(iii)

IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(iv)

IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non- monetary Contributions by Venturers. The Corporation does not anticipate the adoption of IFRS 11 will have a significant impact on its consolidated financial statements.

(v)

IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities. The Corporation does not anticipate the adoption of IFRS 12 will have a significant impact on its consolidated financial statements.

(vi)

IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures. The Corporation does not anticipate the adoption of IFRS 13 will have a significant impact on its consolidated financial statements.

(vii)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine sets out the accounting for overburden waste removal (stripping) costs in the production phase of a mine. Stripping activity may create two types of benefit: (1) inventory produced, and (2) improved access to ore. Stripping costs associated with the former should be accounted for as a current production cost in accordance with IAS 2 Inventories. The latter should be accounted for as an addition to or enhancement of an existing asset.

6.	Cash and Cash Equivalents

	December 31	December 31	June 30
	2012	2011	2011

Cash at bank and on hand	$2,305	$1,841	$12,596
Short-term bank deposits	20,783	39,900	37,847

	$23,088	$41,741	$50,443

7.	Accounts and Other Receivables

	December 31	December 31	June 30
	2012	2011	2011

Trade receivables	$9,417	$9,985	$4,454
Interest and other	1,336	1,242	2,077
Less: allowance for doubtful accounts	(956)	(206)	(244)

	$9,797	$11,021	$6,287

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

8.	Inventories

	December 31	December 31	June 30
	2012	2011	2011

Ore in stockpiles	$3,626	$3,844	$7,600
Concentrate	3,940	4,161	1,469
Materials and supplies	1,134	607	587

	$8,700	$8,612	$9,656

For the year ended December 31, 2012, the cost of inventories recognized as an expense and included in cost of sales was $61,351,000 (December 2011 – $28,069,000; June 2011 – $22,355,000).

9.	Restricted Cash and Deposits

	December 31	December 31	June 30
	2012	2011	2011

Non-current:
Security for remediation services agreement (see note 15)	$4,992	$-	$-
Security for decommissioning provision	3,190	3,190	2,808
Other	752	1,584	1,088

	$8,934	$4,774	$3,896

(a)	Decommissioning liabilities

Of the Corporation’s restricted cash and deposits at December 31, 2012, $3,190,000 (December 2011 – $3,190,000; June 2011 – $2,808,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed (see note 17).

(b)	Other

The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

10.	Long-term Investments

	December 31	December 31	June 30
	2012	2011	2011

Common shares held	$2,588	$-	$-
Warrants held	111	-	-

	$2,699	$-	$-

On September 26, 2012, the Corporation completed the sale of its remaining interest in the Brewery Creek mineral property to Americas Bullion Royalty Corp. (formerly Golden Predator Corp.) (see note 12(e)). As part of the consideration, the Corporation received 7,500,000 common shares of Americas Bullion Royalty Corp., and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

From initial recognition through December 31, 2012, the Corporation recorded fair value adjustment losses, pre-tax, to both the common shares and the warrants of $32,000 and $8,000 respectively, in other comprehensive income and net income respectively.

The Corporation has chosen to designate its long-term investments in common shares held as financial assets available for sale with fair value adjustments, from initial recognition to period end, being recorded as a component of other comprehensive income.

Long-term investments in warrants held meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification other income (expense). These warrants are not listed on a stock exchange. The fair value of warrants at the date of grant and at the balance sheet date was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 1.08% to 1.10% per annum, an expected life of warrants of 2 years, an expected volatility ranging from 68% to 69%, and no expected dividends.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	Property, Plant and Equipment

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Cost	Buildings	and Other Site	Mill	Equipment	Other	Total

July 1, 2010	$-	$3,636	$10,640	$3,170	$970	$18,416
Additions	-	572	15,026	1,038	86	16,722

June 30, 2011	-	4,208	25,666	4,208	1,056	35,138
Additions	-	539	-	452	106	1,097

December 31, 2011	-	4,747	25,666	4,660	1,162	36,235
Additions	1,205	1,120	353	1,929	83	4,690
Disposals	-	-	-	(97)	-	(97)

December 31, 2012	$1,205	$5,867	$26,019	$6,492	$1,245	$40,828

				Heavy	Leasehold
			Ore	Machinery	Improvements
Accumulated	Land and	Camp, Roads,	Processing	and	&
Depreciation	Buildings	and Other Site	Mill	Equipment	Other	Total

July 1, 2010	$-	$1,034	$-	$1,154	$672	$2,860
Depreciation	-	428	857	695	146	2,126

June 30, 2011	-	1,462	857	1,849	818	4,986
Depreciation	-	212	867	422	73	1,574

December 31, 2011	-	1,674	1,724	2,271	891	6,560
Depreciation	35	577	1,770	953	145	3,480
Disposals	-	-	-	(72)	-	(72)

December 31, 2012	$35	$2,251	$3,494	$3,152	$1,036	$9,968

				Heavy
			Ore	Machinery	Leasehold
	Land and	Camp, Roads,	Processing	and	Improvements
Net book Value	Buildings	and Other Site	Mill	Equipment	& Other	Total
July 1, 2010	$-	$2,602	$10,640	$2,016	$298	$15,556
June 30, 2011	$-	$2,746	$24,809	$2,359	$238	$30,152
December 31, 2011	$-	$3,073	$23,942	$2,389	$271	$29,675
December 31, 2012	$1,170	$3,616	$22,525	$3,340	$209	$30,860

During the year ended December 31, 2012, the Corporation recorded total depreciation of property, plant and equipment of $3,480,000 (December 2011 – $1,574,000; June 2011 – $2,126,000), of which $2,632,000 (December 2011 – $1,313,000; June 2011 – $1,177,000) has been charged to income with $2,356,000 (December 2011 – $1,178,000; June 2011 – $880,000) recorded to mining cost of sales, $86,000 (December 2011 – $55,000; June 2011 – $131,000) recorded in environmental services cost of sales and $190,000 (December 2011 – $80,000; June 2011 – $165,000) reflected under general expenses.

Of the balance, $671,000 (December 2011 – $246,000; June 2011 – $742,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties, $nil (December 2011 – $nil; June 2011 – $69,000) was capitalized to the ore processing mill, and the difference reflects the changes in depreciation capitalized within opening and ending ore and concentrate inventories for the period.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Mineral Properties

			Expenditures	Depletion	December 31,
	December 31, 2011		Incurred	Recognized	2012
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$55,551	$-	$13,278	$(20,827)	$48,002
Lucky Queen	-	9,201	6,670	-	15,871
McQuesten	-	3,614	36	-	3,650
Onek	-	14,987	4,133	-	19,120
Silver King	-	6,900	83	-	6,983
Flame & Moth	-	6,500	4,874	-	11,374
Bermingham	-	6,679	2,324	-	9,003
Other Keno Hill Properties	-	10,226	2,802	-	13,028
Brewery Creek	-	173	(173)	-	-
Other	-	190	-	-	190

Total	$55,551	$58,470	$34,027	$(20,827)	$127,221

			Expenditures	Depletion	December 31,
	June 30, 2011		Incurred	Recognized	2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$59,532	$-	$3,228	$(7,209)	$55,551
Lucky Queen	-	6,354	2,847	-	9,201
McQuesten	-	3,614	-	-	3,614
Onek	-	14,421	566	-	14,987
Silver King	-	6,498	402	-	6,900
Flame & Moth	-	4,603	1,897	-	6,500
Bermingham	-	3,592	3,087	-	6,679
Other Keno Hill Properties	-	10,226	-	-	10,226
Brewery Creek	-	22	151	-	173
Other	-	187	3	-	190

Total	$59,532	$49,517	$12,181	$(7,209)	$114,021

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

			Expenditures	Depletion
	July 1, 2010		Incurred	Recognized	June 30, 2011
		Non-
	Depletable	depletable

Mineral Properties
Keno Hill District Properties –
Bellekeno	$47 551	$-	$19,046	$(7,065)	$59,532
Lucky Queen	-	5,275	1,079	-	6,354
McQuesten	-	2,249	1,365	-	3,614
Onek	-	11,856	2,565	-	14,421
Silver King	-	6,230	268	-	6,498
Flame & Moth	-	2,596	2,007	-	4,603
Bermingham	-	2,025	1,567	-	3,592
Other Keno Hill Properties	-	5,767	4,459	-	10,226
Brewery Creek	-	21	1	-	22
Other	-	187	-	-	187

Total	$47,551	$36,206	$32,357	$(7,065)	$109,049

During the year ended December 31, 2012, the Corporation recognized depletion with respect to Bellekeno totaling $20,827,000 (December 2011 – $7,209,000; June 2011 – $7,065,000), of which $21,239,000 (December 2011 – $8,023,000; June 2011 – $4,130,000) is included in cost of sales and the difference reflects the changes in depletion charge included within opening and ending ore and concentrate inventories for the period.

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties. One property, being Bellekeno, is in production, while the remainder of the properties are in various stages of exploration.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM mineral rights. The Subsidiary Agreement also provides that ERDC may bring any mine into production on the UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Subsidiary Agreement details the basis under which ERDC is retained by the Government of Canada as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM mineral rights. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed commercial contractor rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the annual fee amount so determined which is billable by ERDC in respect of each site will reduce by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full negotiated contractor rates when retained by government to provide environmental services in the Keno Hill District outside the scope of the Subsidiary Agreement.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Also under the Subsidiary Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. As of December 31, 2012, no amounts are yet payable under this royalty. The Subsidiary Agreement also provides that a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Subsidiary Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Subsidiary Agreement.

(b)	Bellekeno

Effective January 1, 2011, the Corporation determined commercial production had been achieved at the Bellekeno mine and ore processing mill complex. The Corporation was also determined to have satisfied the initial completion test under its silver purchase agreement with Silver Wheaton (see note 16).

From July 1, 2010 through to December 31, 2010, deferred exploration and development costs of $12,796,000 were incurred with respect to the Bellekeno property, net of $4,284,000 in costs reclassified to opening inventories as at December 31, 2010 and $1,543,000 in revenue recognized for concentrate sales prior to the commencement of commercial production.

(c)	McQuesten

The McQuesten property is located within the Keno Hill District. The McQuesten property is subject to a net smelter return royalty over certain McQuesten and proximal Keno Hill District mineral rights ranging from 0.5% to 2%. The McQuesten property is also subject to a second separate net smelter return royalty of 2% under which the Corporation makes an annual advance royalty payment of $20,000 per year.

(d)	Other Keno Hill Properties

The Corporation’s other Keno Hill District properties include the historical Elsa tailings, and numerous others. A limited number of the mineral rights comprising certain of these properties are subject to granted or pending net smelter return royalties of 1%, in addition to the royalty provisions of the Subsidiary Agreement.

(e)	Brewery Creek

Effective September 26, 2012, the Corporation completed the sale of the remainder of its interest in the Brewery Creek property to a third party, Americas Bullion Royalty Corp., for proceeds of $3,205,000 cash plus 7,500,000 common shares of Americas Bullion Royalty Corp. and purchase warrants to acquire a further 3,750,000 common shares for a price of $1.15 per share at any time until September 25, 2014 (see note 10), as well as a net smelter return royalty on gold production from Brewery Creek of between 2% and 2.75%. As a result, and including reversal of the decommissioning and rehabilitation provision related to the property (see note 17), a gain of $6,346,000 has been included in net income.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.	Accounts payable and accrued liabilities

	December 31	December 31	June 30
	2012	2011	2011

Trade payables	$9,958	$7,682	$3,367
Accrued liabilities and other	5,638	5,351	10,043

	$15,596	$13,033	$13,410

14.	Environmental Services Contract Loss Provision

	December 31	December 31	June 30
	2012	2011	2011
Balance – beginning of period	$1,952	$2,002	$516
Increase due to changes in loss estimation	333	-	1,697
Reduction due to current period loss realization	(518)	(50)	(211)
Balance – end of period	1,767	1,952	2,002
Less: Current portion	(408)	(518)	(338)
	$1,359	$1,434	$1,664

As described in note 12(a), under the Subsidiary Agreement ERDC is responsible for carrying out environmental care and maintenance at various sites within the UKHM mineral rights until acceptance and regulatory approval are obtained for the closure reclamation plan, for a fixed annual fee adjusted each year for certain operating and inflationary factors and determined on a site-by-site basis. The portion of the site-by-site adjusted annual fee determination basis which is billable by ERDC reduces by 15% each year until all site-specific care and maintenance activities have been replaced by closure reclamation activities.

The environmental services contract loss provision reflects aggregate future losses estimated to be realized with respect to the care and maintenance phase under the Subsidiary Agreement. During the continual review of this contract loss provision estimate and based on ongoing discussions with Government regarding the process and timing that will be required to obtain acceptance and regulatory approval of the closure reclamation plan, management has extended the estimated date by which the care and maintenance phase will end to March 2015, which resulted in an increase of $333,000 at December 31, 2012. All changes in the contract loss provision are recorded within cost of sales for the period in which they occur.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

15.	Deferred Revenue

	December 31	December 31	June 30
	2012	2011	2011
Balance – beginning of period	$774	$520	$452
Increase during period	1,353	254	68
Decrease during period related to Alexco US customer	(150)	-	-
Balance – end of period	1,977	774	520
Less: Current portion	(245)	-	-
	$1,732	$774	$520

In January 2012, Alexco Resource U.S. Corp. (“Alexco US”), a wholly owned subsidiary of the Corporation and a member of AEG, entered into an agreement with a third party customer to provide certain environmental consulting and remediation services. Under the agreement, Alexco US has provided certain cost performance commitments, for which an up-front payment of US$1,175,000 (CAD$1,172,000) has been received. The Corporation has placed US$5,000,000 (CAD$4,992,000) into escrow in support of this cost performance commitment, which amount is recorded in restricted cash and deposits.

The up-front payment of $1,172,000 has been recorded in deferred revenue and will be recognized in revenue based on the percentage completion of the services under the remediation services agreement. During the year ended December 31, 2012, the Corporation recognized in revenue $149,000 of the up-front payment.

The remaining deferred revenue amounts relate to the care and maintenance phase under the Subsidiary Agreement (see note 12(a)).

16.	Silver Streaming Interest

	December 31	December 31	June 30
	2012	2011	2011
Balance – beginning of period	$41,955	$48,266	$30,382
Advance payments received	-	-	23,665
Amount recognized in cost of sales (see note 19)	(13,873)	(6,311)	(5,781)
Balance – end of period	$28,082	$41,955	$48,266

On October 2, 2008, the Corporation entered into a silver streaming interest agreement with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. Also under the agreement, prior to meeting an initial completion test based on production throughput all deposit payments received from Silver Wheaton could only be expended on the development and construction of the Bellekeno mine.

Under the agreement, the deposit balance is reduced on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. The Corporation will be required to refund a pro-rata portion of the balance of the advance payments not yet reduced to the extent the Bellekeno mine has not achieved production throughput of 400 tonnes of ore per day over a 30 day period by December 31, 2014, as extended pursuant to an amendment entered into effective January 15, 2013. Commencing January 2014, and ending the earlier of December 31, 2014 and the completion of the 400 tonnes per day throughput test, as extended by the same amendment, the Corporation may be required to sell more than 25% of the payable silver produced, depending on the extent by which the 400 tonnes per day test has not yet been met.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

An initial deposit payment under the agreement of US$15 million (CAD$18,210,000) was received by the Corporation in December 2008. The Corporation received a further US$11,899,000 (CAD$12,172,000) during the year ended June 30, 2010 and the remaining US$23,101,000 (CAD$23,665,000) during the year ended June 30, 2011 after satisfaction of the initial completion test for the Bellekeno mine.

17.	Decommissioning and Rehabilitation Provision

	December 31	December 31	June 30
	2012	2011	2011

Balance – beginning of period	$3,849	$3,686	$1,511

Additional decommissioning and rehabilitation obligations incurred	714	151	2,174
Expenditures on decommissioning and rehabilitation obligations	(14)	(21)	(47)
Reversal of provision upon sale of Brewery Creek property (see note 12(e))	(511)	-	-
Accretion expense, included in finance costs	49	33	48

Balance – end of period	$4,087	$3,849	$3,686

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be required in respect of ongoing reclamation and closure activities at the Brewery Creek property prior to its disposition, and costs expected to be required in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Lucky Queen and Onek mines. These activities include water treatment, land rehabilitation, ongoing care and maintenance and other reclamation and closure related requirements.

As at December 31, 2012, the Corporation has provided reclamation security totaling $3,678,000 (December 2011 – $3,190,000; June 2011 – $2,808,000) to the Government of Yukon in the form of term deposits held under safekeeping agreements, which funds are included in the Corporation’s non-current restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $4,585,000 (December 2011 – $4,688,000; June 2011 – $4,459,000), which expenditures are expected to be incurred substantially over the course of the next 15 years. In determining the carrying value of the decommissioning and rehabilitation provision, the Corporation has used a risk-free discount rate of between 2.09% to 3.38% and an inflation rate of 2.00% for the three periods presented.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

18.	Share-Based Compensation Incentive Stock Options

The changes in incentive share options outstanding are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Balance – January 1, 2012	$4.41	4,292,661	$8,552

Stock options granted	$6.91	906,750	-
Share based compensation expense	-	-	3,462
Options exercised	$1.55	(389,834)	(328)
Options forfeited	$6.64	(174,582)	(625)

Balance – December 31, 2012	$5.07	4,634,995	$11,061

Balance – June 30, 2011	$4.40	4,438,494	$7,331

Share based compensation expense	-	-	1,561
Options exercised	$3.24	(101,499)	(170)
Options forfeited	$6.66	(44,334)	(170)

Balance – December 31, 2011	$4.41	4,292,661	$8,552

Balance – July 1, 2010	$3.03	4,945,750	$6,246

Stock options granted	$7.10	1,373,500	-
Share based compensation expense	-	-	3,829
Options exercised	$2.60	(1,745,259)	(2,362)
Options forfeited	$4.90	(135,497)	(382)

Balance – June 30, 2011	$4.40	4,438,494	$7,331

During the year ended December 31, 2012, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate ranging from 1.3% to 1.5% (December 2011 and June 2011 – 2.3% to 2.4%) per annum, an expected life of options of 4 years (December 2011 and June 2011 – 4 years), an expected volatility ranging from 70% to 73% based on historical volatility (December 2011 and June 2011 – 73% to 77%), an expected forfeiture rate of 9% (December 2011 and June 2011 – 9%) and no expected dividends (December 2011 and June 2011 – nil).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Incentive share options outstanding and exercisable at December 31, 2012 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$1.65	292,500	3.22	$1.65	292,500	$1.65
$3.08	745,000	0.13	$3.08	745,000	$3.08
$3.45	805,995	4.23	$3.45	805,995	$3.45
$4.46	111,000	2.12	$4.46	111,000	$4.46
$4.99	526,500	1.05	$4.99	526,500	$4.99
$5.19	150,000	1.78	$5.19	150,000	$5.19
$5.38	50,000	1.42	$5.38	50,000	$5.38
$5.90	15,000	1.17	$5.90	15,000	$5.90
$6.28	15,000	4.32	$6.28	5,000	$6.28
$6.92	827,000	4.07	$6.92	274,991	$6.92
$7.10	1,093,500	5.07	$7.10	665,661	$7.10
$8.13	3,500	5.34	$8.13	3,500	$8.13

	4,634,995	3.17	$5.05	3,645,147	$4.53

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2012, the six month period ended December 31, 2011 and the year ended June 30, 2011 were $5.08, $7.85 and $6.91 respectively.

During the year ended December 31, 2012, the six month period ended December 31, 2011 and the year ended June 30, 2011, the Corporation recorded total share-based compensation expense of $3,462,000 (December 2011 - $1,561,000; June 2011 – $3,829,000), of which $558,000 (December 2011 - $240,000; June 2011 – $796,000) is recorded to mineral properties, $2,984,000 (December 2011 - $1,335,000; June 2011 – $706,000) has been charged to income, and the balance reflects the changes in share-based compensation expense capitalized within opening and ending ore and concentrate inventories for the period.

Restricted Share Units (“RSUs”)

On December 14, 2012, the Corporation initiated a long-term incentive plan which provides for the issuance of RSUs in such amounts as approved by the Corporation’s Board of Directors. The Plan is considered an equity-settled share-based compensation arrangement, and is administered by a trustee. Each RSU entitles the participant to receive one common share of the Corporation subject to vesting criteria, with RSU grants vesting one third per year over a three year period. These RSUs are settled in common shares of the Corporation purchased by the Plan trustee through the open market at the time of granting, using funds provided by the Corporation. The Corporation is required under IFRS to consolidate the Plan trust, and the outstanding number of common shares reflected in these financial statements is reduced by the number of shares held by the Plan trustee for future settlements.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in RSUs outstanding are summarized as follows:

	Number of
	shares issued
	or issuable
	on vesting	Amount

Balance – January 1, 2012	-	$-

RSU’s granted	130,000	-
Share based compensation expense	-	52

Balance – December 31, 2012	130,000	$52

A total of 130,000 RSUs were granted under the Plan in December 2012, with a total grant-date fair value determined to be $493,000. Included in general and administrative expenses for the year ended December 31, 2012 is share-based compensation expense of $52,000 related to this granting. No shares were held by the Plan trustee at December 31, 2012, as the shares with respect to this granting were purchased by the Trustee in January 2013.

19.	Cost of Sales

The Corporation recorded cost of sales for the year ended December 31, 2012, the six month period ended December 31, 2011 and the year ended June 30, 2011 as follows:

	Year Ended	Six Months Ended	Year Ended
	December 31	December 31	June 30
	2012	2011	2011

Mining operations –
Inventoried costs –
Direct production costs	$37,358	$18,777	$17,080
Depreciation, depletion and share-based compensation	23,993	9,292	5,275
Silver streaming interest –
Market price of deliverable silver, net of amount receivable on delivery	14,213	7,012	6,778
Silver streaming interest amount recognized (see note 16)	(13,873)	(6,311)	(5,781)
	61,691	28,770	23,352

Environmental services –
Direct service costs	5,011	3,542	6,766
Depreciation	86	55	131
	5,097	3,597	6,897

	$66,788	$32,367	$30,249

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	General and Administrative Expenses by Nature

The Corporation recorded general and administrative expenses for the year ended December 31, 2012, the six months ended December 31, 2011 and the year ended June 30, 2011 as follows:

	Year Ended	Six Months Ended	Year Ended
	December 31	December 31	June 30
	2012	2011	2011

General and administrative expenses
Depreciation	$190	$80	$165
Amortization of intangible assets	146	66	142
Business development and investor relations	724	480	657
Office, operating and non-operating overheads	4,899	1,368	1,687
Professional	1,418	595	1,164
Regulatory	257	78	233
Salaries and contractors	6,113	1,720	4,326
Share-based compensation	2,438	1,105	2,511
Travel	472	133	336

	$16,657	$5,625	$11,221

21.	Income Tax Expense

The major components of income tax expense for the year ended December 31, 2012, the six month period ended December 31, 2011 and the year ended June 30, 2011 are as follows:

(a)	The provision for income taxes consists of:

	Year Ended	Six Months Ended	Year Ended
	December 31	December 31	June 30
	2012	2011	2011

Current
Income tax	$-	$-	$-
Yukon mineral tax	448	59	-
US income tax	1	1	-

Total current tax	449	60	-

Deferred
Income tax	3,571	1,932	212
Yukon mineral tax	539	781

Total deferred tax	4,110	2,713	212

Total income tax provision	$4,559	$2,773	$212

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)

The income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rate to earnings before income taxes. These differences result from the following items:

	Year Ended	Six Months Ended	Year Ended
	December 31	December 31	June 30
	2012	2011	2011

Accounting income before income tax	$7,979	$4,496	$3,309
Federal and provincial income tax rate of 25%	1,995	1,191	910
(December 2011 – 26.50%, June 2011 – 27.50%)

Non-deductible permanent differences	937	314	897
Differences in foreign exchange rates	(45)	(132)	173
Effect of difference in tax rates	336	532	(620)
Change in benefits not recognized	280	391	(1,284)
Yukon mineral tax	846	840	-
Change in estimate	189	-	-
Other	21	(363)	136
	2,564	1,582	(698)

Provision for income taxes	$4,559	$2,773	$212

(c)	During the year, the Canadian statutory tax rate decreased to 26.68% due to legislated changes. The movement in the net deferred income tax position is as follows:

	Year Ended	Six Months Ended	Year Ended
	December 31	December 30	June 30
	2012	2011	2011

At start of period	$9,985	$7,272	$7,705
Income statement change	4,110	2,713	383
Tax credited (charged) directly to equity	-	-	(816)

At end of period	$14,095	$9,985	$7,272

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(d)	The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

Deferred tax liabilities	Mineral	Inventory	Property,	Yukon	Other	Total
	Property		Plant and	Mining
	Interest		Equipment	Tax

At July 1, 2010	$(13,908)	$-	$-	$-	$(273)	$(14,181)
Charged (credited) to the income statement	1,078	(980)	-	48	36	182
Charged directly to equity	-	-	-	-	-	-

June 30, 2011	(12,830)	(980)	-	48	(237)	(13,999)
Charged (credited) to the income statement	2,343	247	(2,404)	(781)	(619)	(1,214)
Charged directly to equity	-	-	-	-	-	-

December 31, 2011	(10,487)	(733)	(2,404)	(733)	(856)	(15,213)
Charged (credited) to the income statement	(7,270)	62	(2,439)	(539)	(39)	(10,225)
Charged directly to equity	-	-	-	-	-	-

At December 31, 2012	$(17,757)	$(671)	$(4,843)	$(1,272)	$(895)	$(25,438)

Deferred tax assets	Mineral	Loss Carry	Property,	Decommissioning	Other	Total
	Property	Forward	Plant and	and rehabilitation
	Interest		Equipment	provision

At July 1, 2010	$-	$3,769	$1,233	$331	$1,143	$6,476
Charged (credited) to the income statement	524	(2,380)	435	536	320	(565)
Charged directly to equity	-	-	-	-	816	816

June 30, 2011	524	1,389	1,668	867	2,279	6,727
Charged (credited) to the income statement	(309)	(822)	357	50	(775)	(1,499)
Charged directly to equity	-	-	-	-	-	-

December 31, 2011	215	567	2,025	917	1,504	5,228
Charged (credited) to the income statement	3,406	4,282	(1,574)	240	(239)	6,115
Charged directly to equity	-	-	-	-	-	-

At December 31, 2012	$3,621	$4,849	$451	$1,157	$1,265	$11,343

(e)	Tax attributes not recognized

At December 31, 2012, the Corporation has unrecognized tax attributes aggregating to $2,106,000, noted below, that are available to offset future taxable income. However, these tax attributes relate to subsidiaries that have a history of losses, and may not be used to offset taxable income.

Unrecognized deferred tax assets:
Losses carry forward	$1,472
Mineral property	30
Other	604

$2,106

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(f)	Loss carry forwards

As at December 31, 2012, the Corporation has available non-capital losses for income tax purposes in Canada and the US totaling approximately $4,144,000 which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

	Canada	US	Total

2026	$-	$86	$86
2027	-	299	299
2028	-	751	751
2029	-	729	729
2030	42	878	920
2031	370	716	1,086
2032	223	50	273

	$635	$3,509	$4,144

22.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

		Six Months
	Year Ended	Ended	Year Ended
	December 31	December 31	June 30
	2012	2011	2011
Numerator
Net income for the period	$3,420	$1,723	$3,097

Denominator
For basic – weighted average number of shares outstanding	60,256,688	60,006,732	56,675,000
Effect of dilutive securities –
Incentive share options	800,174	1,760,120	1,557,000
For diluted – adjusted weighted average number of shares outstanding	61,056,862	61,766,852	58,232,000

Earnings Per Share
Basic	$0.06	$0.03	$0.05
Diluted	$0.06	$0.03	$0.05

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

23.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	December 31	December 31	June 30
	2012	2011	2011

Loans and receivables –
Cash and cash equivalents	$23,088	$41,741	$50,443
Accounts receivable other than those arising from sales of concentrates	5,534	3,840	442
	28,622	45,581	50,885

Fair value through profit or loss –
Accounts receivable arising from sales of concentrates	4,263	5,939	3,768
Warrants held	111	-	-
	4,374	5,939	3,768

Held to maturity investments –
Restricted cash and deposits –
Term deposits	8,934	4,774	3,896

Available for sale -
Common shares held	2,588	-	-

Other financial liabilities -
Accounts payable and accrued liabilities	(15,596)	(13,033)	(13,410)

	$28,922	$43,261	$45,139

The carrying amounts of all of the Corporation’s financial assets and liabilities reasonably approximate their fair values.

The fair values of the Corporation’s financial instruments classified as fair value through profit or loss, being embedded derivatives included within accounts receivable arising from sales of concentrates and warrants held in long term investments, measured at December 31, 2012, December 31, 2011 and June 30, 2011 constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of common shares held in long term investments and classified as available for sale constitutes a Level 1 measurement. The levels in the hierarchy are:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
•	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

All term deposits carried initial maturity periods of twelve months or less, are high grade, low risk investments held with major financial institutions in Canada, generally yielding between 1% and 2% per annum.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation recognized interest income during the year ended December 31, 2012 totaling $748,000 (December 2011 – $122,000; June 2011 – $293,000), of which $40,000 (December 2011 – $55,000; June 2011 – $74,000), represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in note 24.

Price Risk

Under the terms of the off-take agreements by which the Bellekeno mine concentrates are sold, pricing is based on future metal prices, the final settlement of which could occur up to a number of months subsequent to initial recognition of the sale. Initial recognition of the sale is based on estimated final settlement prices, and the exposure to changes in metal prices between initial recognition and final settlement represents an embedded derivative within accounts receivable arising from sales of concentrate. The Corporation is primarily exposed to changes in the market price for silver, lead and zinc, all of which are actively traded commodities, the prices of which are affected by numerous macroeconomic factors such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand and general worldwide political and economic conditions, as well as fluctuations of the value of the US dollar given the price of each of these metals on the world market is widely quoted in that currency. Management monitors these various factors as part of its overall capital management activities, including tracking published analyst commodity price forecasts. In situations of significant anticipated volatility in metal prices or where warranted by unique project-specific circumstances, management may consider hedging the metal prices to which it is exposed. However, it is the Corporation’s primary policy that it will not hedge the metal prices to which it is exposed, particularly that for silver.

As at December 31, 2012, if prices for all of silver, lead and zinc had been 10% higher or lower, recorded revenues would have correspondingly increased or decreased by $1,111,000 (as at December 2011 – $1,144,000; June 2011 – $1,395,000) due to the increase in the value of the embedded derivative at that date. If only the price of silver had been 10% higher or lower, recorded revenues would have increased or decreased $942,000 (as at December 2011 – $938,000; June 2011 – $1,177,000).

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, with the commencement of commercial production at the Bellekeno mine, the Corporation’s exposure to US dollar currency risk has significantly increased as sales of concentrate are effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

	December 31	December 31	June 30
	2012	2011	2011

Cash and demand deposits	$1,492	$1,194	$11,820
Accounts and other receivable	4,793	6,110	4,372
Accounts payable and accrued liabilities	(933)	(572)	(64)

Net exposure	$5,352	$6,732	$16,128

Based on the above net exposure at December 31, 2012, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $535,000 decrease or increase respectively in both net and comprehensive earnings (December 2011 – $662,000; June 2011 – $1,672,000). The Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at December 31, 2012, December 31, 2011 or at June 30, 2011 to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31	December 31	June 30
	2012	2011	2011

Trade receivables, net of provision –
Currently due	$4,390	$5,825	$1,596
Past due by 90 days or less, not impaired	1,871	2,269	1,388
Past due by greater than 90 days, not impaired	2,199	1,685	1,226
	8,460	9,779	4,210

Cash	2,305	1,841	12,596
Demand deposits	20,783	39,900	37,847
Term deposits	8,934	4,774	3,896

	$40,482	$56,294	$58,549

Substantially all of the Corporation’s cash, demand deposits and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at December 31, 2012, trade receivables are recorded net of a recoverability provision of $950,000 (December 2011 – $200,000; June 2011 – $200,000).

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 24. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at December 31, 2012, December 31, 2011 and June 30, 2011 are summarized as follows:

	December 31	December 31	June 30
	2012	2011	2011

Accounts payable and accrued liabilities with contractual maturities –	$15,596	$13,033	$13,410
Within 90 days or less	-	-	-
In later than 90 days, not later than one year

	$15,596	$13,033	$13,410

24.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2012 remains fundamentally unchanged from the period ended December 31, 2011 and the year ended June 30, 2011.

25.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the year ended December 31, 2012, the six month period ended December 31, 2011 and year ended June 30, 2011 is summarized as follows:

	Year Ended	Six Months Ended	Year Ended
	December 31	December 31	June 30
	2012	2011	2011

Cash Flows Arising From Taxes Paid	$352	$-	$-

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$558	$240	$796
Shares issued for acquisition of mineral property interest	$-	$-	$25
Increase (decrease) in non-cash working capital related to:
Mineral properties	$(3,687)	$(1,258)	$(4,455)
Property, plant and equipment	$313	$178	$(1,830)
Prepaid expenses and other current assets	$-	$(59)	$(203)

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

26.	Segmented Information

The Corporation’s three operating segments during the year ended December 31, 2012 were environmental services, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, including environmental services provided under the Subsidiary Agreement (see note 12(a)); mining operations, at the Bellekeno mine, producing silver, lead and zinc in the form of concentrates; and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Reportable segments are identified based on differences in products, services and business activities. Inter- segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge.

As at and for the year ended	Environmental	Mining	Exploration and
December 31, 2012	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,298	$-	$-	$-	$5,298
Non-Canadian	2,685	76,725	-	-	79,410
Intersegment	4,011	-	-	-	4,011
Total segment revenues	11,994	76,725	-	-	88,719
Intersegment revenues eliminated on consolidation	(4,011)	-	-	-	(4,011)
Total revenues as reported	7,983	76,725	-	-	84,708

Cost of sales	5,097	61,691	-	-	66,788
Depreciation and amortization	207	-	-	129	336
Share-based compensation	652	352	-	1,434	2,438
Other expenses	3,101	1,744	-	9,368	14,213
Gain on sale of mineral property	-	-	-	(6,344)	(6,344)
Investment income	(9)	-	-	(739)	(748)
Finance costs	-	46	-	-	46

Segment income (loss) before recovery of taxes	$(1,065)	$12,892	$-	$(3,848)	$7,979

Total assets	$12,305	$87,483	$84,405	28,107	$212,300

As at and for the six months	Environmental	Mining	Exploration and
ended December 31, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,154	$-	$-	$-	$3,154
Non-Canadian	722	38,639	-	-	39,361
Intersegment	2,177	-	-	-	2,177
Total segment revenues	6,053	38,639	-	-	44,692
Intersegment revenues eliminated on consolidation	(2,177)	-	-	-	(2,177)
Total revenues as reported	3,876	38,639	-	-	42,515

Cost of sales	3,597	28,770	-	-	32,367
Depreciation and amortization	81	-	-	65	146
Share-based compensation	256	198	-	651	1,105
Other expenses	944	1,129	-	2,415	4,488
Investment income	(2)	-	(9)	(111)	(122)
Finance costs	35	-	-	-	35

Segment income (loss) before recovery of taxes	$(1,035)	$8,542	$(9)	$(3,020)	$4,496

Total assets	$8,246	$96,543	$62,467	$43,790	$210,668

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the year ended	Environmental	Mining	Exploration and
June 30, 2011	Services	Operations	Development	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,410	$-	$-	$-	$5,410
Non-Canadian	1,423	38,269	-	-	39,692
Intersegment	2,894	-	-	-	2,894
Total segment revenues	9,727	38,269	-	-	47,996
Intersegment revenues eliminated on consolidation	(2,894)	-	-	-	(2,894)
Total revenues as reported	6,833	38,269	-	-	45,102

Cost of sales	6,897	23,352	-	-	30,249
Depreciation and amortization	167	-	-	140	307
Share-based compensation	694	446	-	1,371	2,511
Other expenses	1,700	2,356	-	4,792	8,848
Investment income	(4)	-	(18)	(271)	(293)
Finance costs	48	-	-	-	48
Impairment of intangible assets	123	-	-	-	123

Segment income (loss) before recovery of taxes	$(2,792)	$12,115	$18	$(6,032)	$3,309

Total assets	$6,097	$99,648	$52,102	$52,746	$210,593

The Bellekeno mine produces a silver-lead concentrate and a zinc-silver concentrate, both readily marketable with no deleterious elements. During the year ended December 31, 2012, the six months ended December 31, 2011 and the year ended June 30, 2011, all of the concentrate produced by the mining operations was sold under off-take agreements to a single customer for smelting and refining.

27.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Transactions with related parties for goods and services are made on normal commercial terms and are considered to be at arm’s length.

(a)	Key Management Personnel Compensation

	Year Ended	Six Months Ended	Year Ended
	December 31	December 31	June 30
	2012	2011	2011

Salaries and short-term benefits	$4,038	$1,055	$3,029
Share-based compensation	1,738	1,087	1,211

	$5,776	$2,142	$4,240

Key management includes the Corporation’s Board of Directors and members of senior management.

ALEXCO RESOURCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND THE SIX MONTHS ENDED DECEMBER 31, 2011
AND THE YEAR ENDED JUNE 30, 2011
(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	Other Related Party Transactions

During the year ended December 31, 2012, the Corporation rented certain office space under an agreement with Access Field Services, a company owned by certain individuals who were at certain times executive officers of the Corporation and its subsidiary Access. On May 31, 2012, the Corporation purchased the rental office space from Access Field Services for its appraised fair market value of $1,205,000. During the year ended December 31, 2012, through to May 31, 2012, the Corporation incurred rent expenses of $57,127 (December and June 2011 – $nil and $nil) with Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

28.	Commitments

As of December 31, 2012, the Corporation’s contractual obligations are as follows:

(a)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at December 31, 2012 are as follows:

2013	$414
2014	394
2015	366
2016	366
Thereafter	-

$1,540

(b)	As of December 31, 2012, the Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $620,000.

29.	Subsequent Events

Subsequent to December 31, 2012, an aggregate of 641,500 incentive stock options were granted under the Corporation’s incentive stock option plan and a total of 20,000 incentive stock options have been exercised. In addition, 315,000 RSU’s were granted to the directors and certain senior managers.

Senior Management	Board of Directors

Clynton Nauman, BSc (Hons)	George Brack, Chairman of the Board
President & Chief Executive Officer	Terry Krepiakevich, CA, ICD.D.
Clynton Nauman
Executive Brad Thrall, Vice BSc, President MBA & Chief Operating Officer	David Searle, CM, QC
Rick Van Nieuwenhuyse, MSc
David Whittle, CA	Michael Winn
Senior Vice President, Chief Financial Officer &	Richard Zimmer, P.Eng., MBA
Company Ethics Officer

Alan McOnie, MSc (Geology), FAusIMM
Vice President, Exploration	Auditors

Rob McIntyre, RET, CCEP	PricewaterhouseCoopers LLP
Vice President, Sustainability and Regulatory Affairs	Vancouver, British Columbia

Vicki Veltkamp, BA
Vice President, Investor Relations	Legal Counsel

James Harrington, MSc	Fasken Martineau DuMoulin LLP
President, Alexco Environmental Group	Vancouver, British Columbia
Joe Harrington, BSc
Vice President Technology & Strategic Development,
Alexco Environmental Group	Registrar and Transfer Agent

Tim Hall, BSc	Computershare Investor Services Inc.
Vice President & General Manager, Keno Hill District	Vancouver, British Columbia

CORPORATE HEADQUARTERS		SHARE LISTING INFORMATION
Suite 1150	Tel: 604.633.4888	NYSE-MKT:AXU TSX:AXR
200 Granville Street	Fax: 604.633.4887
Vancouver, BC V6C 1S4	Email: info@alexcoresource.com
Canada	Website: www.alexcoresource.com